LabCorp
Laboratory Corporation of America

2002 Annual Report




P.E. 12-31-02
APR 8 2003
1086

I need to know.


PROCESSED
APR 21 2003
THOMSON
FINANCIAL

LabCorp's Geographic Reach

While operating a nationwide network of 47 primary testing locations and more than 1,000 patient service centers, LabCorp leverages its expertise in innovative clinical testing technology with its Esoteric Centers of Excellence. In 2002, new acquisitions further expanded the Company's geographic footprint, putting LabCorp resources even closer to millions more patients and their doctors.

DYNACARE INC.

The acquisition of Dynacare, with operations in the U.S. and two Canadian provinces, extends LabCorp's presence in underserved areas, including high-growth regions like – the South, Southwest and Pacific Northwest.

VIROMED LABORATORIES, INC.

Minneapolis, Minnesota: ViroMed Laboratories offers molecular microbial testing using real time PCR platforms, which can provide faster turnaround and greater throughput than traditional PCR testing.

DIANON SYSTEMS, INC.

Stratford, Connecticut: Headquarters of DIANON Systems, acquired in January 2003 and an industry leader in anatomic pathology and genetics services, providing a full array of oncology testing.


Alberta
Ontario
MN
CT
NC
CA

NATIONAL GENETICS INSTITUTE INC.

Los Angeles, California: The National Genetics Institute leads the industry in developing novel, highly sensitive PCR methods for testing hepatitis C and other blood-borne infectious agents.

CENTER FOR ESOTERIC TESTING

Burlington, North Carolina: LabCorp headquarters and home to the Center for Esoteric Testing, which performs the largest volume and broadest menu of specialty assays in the Company's network.

CENTER FOR MOLECULAR BIOLOGY AND PATHOLOGY

Research Triangle Park, North Carolina: The Center for Molecular Biology and Pathology pioneered and continues to develop new applications for polymerase chain reaction (PCR) technology.

Polymerase chain reaction (PCR) is performed pursuant to a license agreement with Roche Molecular Systems, Inc.

LabCorp's Strategic Partnerships

A key plank in LabCorp's competitive platform is to forge strategic partnerships with leading biotechnology firms, particularly those in the oncology arena. For LabCorp, these partnerships, most of which are exclusive, present a means to bring state-of-the-art testing technology to market quickly and efficiently. For partnering firms, the LabCorp alliance offers a national distribution system through which new tests are commercialized, as well as industry-leading scientific credentials. For the thousands of physicians and their millions of patients who can benefit from these tests, LabCorp's strategic partnerships translate into access to the most advanced diagnostics for their unique circumstances. Key strategic partners include:




MYRIAD

Myriad Genetics, Inc. is a leading biopharmaceutical company focused on the development of novel therapeutic products derived from its proprietary genomic and proteomic technologies. LabCorp's exclusive sales and distribution partnership with Myriad brings to market predictive testing products for breast, ovarian, colon, uterine, prostate and melanoma skin cancers. Tests include BRACAnalysis®, which identifies high-risk individuals for breast and uterine cancer, and COLARIS™, to assess genetic predisposition for colon and uterine cancer.


EXACT
sciences
Applying Genomics To Eradicate Cancer™

EXACT Sciences Corporation is an applied genomics company that has developed proprietary technologies for the early detection of several common cancers. LabCorp has exclusive five-year rights to offer EXACT's PreGen-Plus™ colon cancer screening test in North America. This assay is a highly accurate, non-invasive stool-based test that detects mutations associated with colorectal cancer.


CELERA DIAGNOSTICS
A Joint Venture With Applied Biosystems

Celera Diagnostics focuses on discovering novel genetic markers for disease and configuring these into new diagnostic tests to predict, characterize, monitor and select therapy for cardiovascular disease, auto-immunity, central nervous system disorders and cancer. LabCorp is collaborating with Celera to establish the clinical utility of laboratory tests based on novel diagnostic markers for Alzheimer's disease, breast cancer and prostate cancer.


CORRELOGIC

Correlogic Systems, Inc. is a bio IT company that develops pattern recognition and discovery software and related processes with applications for bio-marker discovery, disease detection and new drug discovery. LabCorp and Correlogic researchers are jointly working to commercialize a protein pattern blood test for the early detection of ovarian cancer, a cancer rarely detected in its early stages when it is effectively treated and often curable.



LabCorp Business Description

As a pioneer in genomic testing and the commercialization of new diagnostic technologies, Laboratory Corporation of America® Holdings (LabCorp®) is one of the world's largest clinical laboratories, with annual revenues of $2.5 billion in 2002. The Company has over 24,000 employees, offers more than 4,000 clinical tests ranging from routine blood analyses to sophisticated molecular diagnostics, and tests more than 300,000 specimens daily. LabCorp serves more than 200,000 clients including physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies and other clinical laboratories. The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "LH."

By virtue of its broad range of capabilities, LabCorp goes well beyond the traditional role of a clinical lab, and acts as an active partner in enabling medical professionals to leverage the latest diagnostic tools to preserve patients' health and improve their quality of life.

Financial Highlights

Laboratory Corporation of America® Holdings

Year Ended December 31,	2002[a][b]	2001[c]	2000[d]	1999	1998
Statement of Operations Data:					
Net sales	$2,507.7	$2,199.8	$1,919.3	$1,698.7	$1,612.6
Gross profit	1,061.8	925.6	766.6	629.1	563.4
Operating income	435.0	367.6	245.6	149.7	127.6
Net earnings	$ 254.6	$ 179.5	$ 112.1	$ 65.4	$ 68.8

(a) On July 25, 2002, the Company completed the acquisition of all of the outstanding stock of Dynacare Inc. in a combination cash and stock transaction with a combined value of approximately $496.4 million, including transaction costs. During the third quarter of 2002, the Company recorded restructuring and other special charges totaling $17.5 million. These charges included a special bad debt provision of approximately $15.0 million related to the acquired Dynacare accounts receivable balance and restructuring expense of approximately $2.5 million relating to Dynacare integration costs of actions that impact the Company's existing employees and operations.

(b) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets". This Standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized. See "Note 10 to the Consolidated Financial Statements" for further discussion of the effect of SFAS No. 142.

(c) During the third quarter of 2001, the Company recorded an extraordinary loss of $3.2 million (net of tax benefit) relating to the write-off of unamortized bank fees associated with the Company's term debt, which was repaid in September of 2001. The Company also recorded a charge of $8.9 million as a result of a payment made to a bank to terminate an interest rate swap agreement tied to the Company's term loan.

(d) In the fourth quarter of 2000, the Company recorded a $4.5 million restructuring charge relating to the closing of its Memphis drug testing facility.

Contents



I need to know my chances of having a child with cystic fibrosis.

More than ten million Americans carry genetic mutations known to cause cystic fibrosis. For this reason, it is recommended that all Caucasian women of childbearing age in the U.S. be tested to determine if they are a carrier. This DNA-based test is one of many that can identify hereditary mutations associated with a variety of diseases and conditions. And, by knowing and understanding the genetic mutations present, prospective parents can make more informed decisions about family planning.

When detected early, colorectal cancer has a cure rate approaching 94 percent. The cure rate drops to less than 50 percent if diagnosed at more advanced stages. Yet, less than four in ten of these tumors are diagnosed at the early curable stages. Routine screenings save lives, and LabCorp offers an array of assays to detect colorectal cancer. The latest tool: PreGen-Plus™, a non-invasive stool-based test that can discern minute quantities of disease-associated genetic mutations, will be offered soon through LabCorp's exclusive partnership with EXACT Sciences.

I need to know if I have colon cancer.







I need to know how aggressive this cancer is.

Several clinical options are available to treat cancer – from surgery and radiation to chemotherapy and hormone treatment. To select the strategy that's right for each patient, physicians need to know where and how fast the cancer is spreading. Through prognostic testing such as hormone receptor analysis, ploidy studies by flow cytometry or image analysis, and Her 2-neu testing on breast cancer, LabCorp provides medical professionals the tools they need to customize cancer care.



I need to know if this treatment for hepatitis C is working.

Until recently, effective treatments for hepatitis C (HCV) were limited. In recent years, new drugs have improved cure rates from 15 percent to as high as 60 percent for this chronic viral infection that has affected more than four million Americans. Continuous measurement and evaluation are critical to the treatment process. LabCorp is the industry leader in utilizing ultra-sensitive assays to measure and monitor HCV at levels previously undetectable.

Early detection most often means better outcomes. For those who have previously experienced cancer, and for others who want to guard against the disease, screening tests of ever-greater sensitivity provide reassurance – or a cue to move swiftly into a treatment regimen. Joining well-known tests like the PSA and the Pap are a new generation of assays to detect bladder, breast, ovarian, prostate and colorectal cancer at their earliest stages – providing patients with the best possible opportunity for a long and healthy life.

I need to know if I'm cancer free.



Letter to Shareholders



THOMAS P. MAC MAHON
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The need to know drives thousands of critically important decisions each day by patients, doctors, researchers and other health care professionals. Increasingly, they turn to clinical laboratories like LabCorp for answers.

For each of these participants in the health delivery system, exciting scientific breakthroughs are making possible tests that are more sensitive, more precise and more useful in predicting, diagnosing, treating and monitoring disease.

Today, tomorrow and for years to come, LabCorp's success is driven by its unique technological leadership, pushing forward the frontiers of science to find, develop, and deploy tests that offer patients and providers the knowledge they need to prevent, treat and cure disease.

In 2002, LabCorp took further bold strides to strengthen our position as the world-class national laboratory with the best and broadest menu of testing services available. Through carefully selected acquisitions and new strategic partnerships, as well as our continuing scientific leadership and commitment to exceptional customer service, we achieved our goals for 2002 and set the stage for continued growth.

Genomic Focus Drives Improved Performance

Last year, our strong financial performance was driven in large part by our focus on higher-margin genomic tests. For the year, LabCorp generated sales of $2.5 billion, an increase of 14 percent over the previous year, attributable to a 10.7 percent growth in volume and a 3.3 percent gain in pricing. Earnings before interest, taxes, depreciation and amortization (EBITDA) represented 22.5 percent of sales – a margin that continues to outpace our industry peers. Demand for our genomic assays continues to expand – last year gene-based esoteric tests grew by 20 percent and represented total sales of $337.9 million. LabCorp's defining difference is our ability to execute our strategy to become the unquestioned leader in developing and bringing to market sophisticated, higher-value genomic assays.

In 2002, we also achieved considerable progress in enhancing operational efficiencies. For the year, bad debt was reduced and days sales outstanding fell four days – from 58 to 54. We also broke new ground with important technology partnerships and acquisitions, which are an excellent fit with our strategy to nationally expand our core testing capabilities and vast distribution network.

Our confidence in the strength of our current franchise and our prospects for continued growth are reflected in the decision by our Board of Directors to authorize a stock repurchase program to reacquire shares up to $150 million in value.

Oncology Advances Expand the Market for Esoteric Tests

LabCorp built its reputation as the pioneer in gene-based tests through our work with sophisticated analyses for infectious diseases like HIV/AIDS and hepatitis C. Over the next five years, I believe the greatest opportunity for LabCorp to do good – improving the quality of patient care – and to do well – achieving our goals for revenue growth and profitability – lies in our rapidly expanding menu of genomic tests to predict, diagnose, monitor and aid in the treatment of cancer.

The prevalence of this dreaded disease is striking. Approximately 1.3 million Americans were diagnosed with cancer in 2002. At current incidence rates, nearly one half of American men and over a third of American women are expected to develop cancer during their lifetime. Rare is the American family that has not been touched by the disease. But the good news is that our knowledge of cancer is growing rapidly and a new generation of sophisticated laboratory tests plays a critical role in determining treatment and extending lives.

As researchers unlock more secrets of the human genome, the genetic basis for a wide range of cancers is becoming clearer. In excess of 20 hereditary cancer syndromes have now been identified, and the American Cancer Society estimates that as many as 10 percent of cases are hereditary in origin. As more disease-associated mutations are identified, our scientific development efforts and technology partnerships are transforming cancer prevention, diagnosis and treatment – and offer so much promise for our continued revenue growth going forward.

In terms of scientific credentials, accomplishments and expertise, LabCorp scientists rank at the top of the clinical laboratory industry. But genomic advances are also being made by a select group of leading-edge biotechnology firms. We aggressively seek out and tap into those innovations through technology partnerships and marketing agreements with the leading players in this rapidly developing field.

Predisposition and Early Diagnosis – Two Keys to Successful Therapy

New developments in isolating the genetic anomalies that are precursors to developing cancer are enabling new predisposition assays to identify those who are at greatest risk to develop the disease. A leader in this arena is Myriad Genetics. Our exclusive sales and distribution partnership makes available to our over 200,000 clients Myriad's predisposition products for breast, ovarian, colon, uterine, prostate and melanoma skin cancers.

Colorectal cancer is the third deadliest malignancy for both men and women; it's the most expensive cancer to treat, but when found in its early stages, the cure rate approaches 94 percent. That makes the value of early diagnosis powerful – in both economic and human terms. EXACT Sciences' PreGen-Plus™ is a highly accurate, non-invasive and patient-friendly test that detects in stool the mutations associated with colorectal cancer. Our agreement with EXACT Sciences establishes LabCorp as the only clinical laboratory with rights to the technology for PreGen-Plus™ for a period of five years. We believe PreGen-Plus™ could be the most important molecular test identified to date for the 80 million Americans over 50 who are candidates for regular colorectal cancer screening.

Even with these advances, there is much more progress ahead in the field of gene-based testing. Through a partnership with Celera Diagnostics, our two organizations are collaborating to establish the clinical utility of laboratory tests based on novel diagnostic markers for Alzheimer's disease, breast cancer and prostate cancer. And LabCorp scientists have joined those from Correlogic Systems to work to commercialize a protein pattern blood test that


NET SALES
(IN MILLIONS)
1998
$1,612.6
1999
$1,698.7
2000
$1,919.3
2001
$2,199.8
2002
$2,507.7

Revenues increased 14 percent in 2002 as we continued to execute on our strategic plan to strengthen our national presence and be a leader in esoteric and genomic testing.


OPERATING INCOME
(IN MILLIONS)
1998
$127.6
1999
$149.7
2000
$245.6
2001
$367.6
2002
$435.0

Solid sales growth combined with continued cost containment helped operating income increase by 18.3 percent in 2002.

offers the prospect of accurate and early detection of ovarian cancer – which is an extremely difficult malignancy to spot in its early stages, when it is most treatable.

Timely Acquisitions Add Strength and Scope

Consolidation continues in the clinical laboratory industry, and at LabCorp we apply stringent criteria when evaluating acquisition opportunities. To meet our requirements, these prospective additions must strengthen our national presence by expanding our geographic reach, advance our strategic objectives to commercialize important molecular diagnostic tests, and must be accretive in year one.

In 2002, we anounced two important acquisitions that met those criteria and added tremendous new capabilities to our national laboratory network. The addition of Dynacare Inc., with operations throughout the U.S. and in two Canadian provinces, greatly extends our presence in underserved areas. Dynacare operates in great growth regions – the South, Southwest and the Pacific Northwest. The acquisition nearly doubles our number of full-service labs and brings our total patient service centers to more than 1,000. These newly acquired operations support our position as a low-cost producer.We expect to realize peak synergies and efficiencies of $45 million in 2004.

To achieve our goal of being the premier oncology laboratory requires a robust capability in anatomic pathology – the study of disease processes, detection and progression through the microscopic evaluation of tissue or cells. Demographic trends are expected to increase pathology testing volumes, since the fast-growing senior population uses five times more pathology services than younger people.

The acquisition of DIANON Systems, Inc., completed January 2003, represents an ideal strategic combination of two leaders in the clinical laboratory field. DIANON brings a vision of the future of specialized anatomic pathology and genomics into pathology laboratory practice today. Serving more than 14,000 specialists practicing in fields such as oncology, urology and gastroenterology, DIANON makes the diagnosis for essentially all types of cancer as well as for many inherited and acquired genetic diseases. In addition to its talented and experienced pathologists and employees, one of DIANON's foremost assets is its proprietary CarePath™ Health Information Service that provides personalized, diagnosis-specific information to physicians and their patients at critical moments in the health care process. Because of its outstanding reputation for service excellence, DIANON's business model and name are being retained and their anatomic business model will become the anatomic business model for the entire company.


ADJUSTED EBITDA
(IN MILLIONS)
1998
$210.4
1999
$233.4
2000
$339.7
2001
$468.7
2002
$563.8

EBITDA (earnings before interest, taxes, depreciation, amortization and special one-time charges – including underlying EBITDA from our equity investments), a key measure of how efficiently we manage our day-to-day costs, increased 20.3 percent compared to 2001.


OPERATING CASH FLOW
(IN MILLIONS)
1998
$125.1
1999
$180.5
2000
$246.7
2001
$316.0
2002
$444.9

LabCorp continues to generate substantial operating cash flow (OCF), expanding OCF by 36 percent in 2002.

More Answers Every Day

We further extended our geographic reach with our March 2003 acquisition of 46 patient service centers in Northern California, bringing with it the assignment of four contracts with independent physician associations in that region. Acquiring these assets provides LabCorp with an immediate presence in Northern California and gives us infrastructure necessary to immediately compete for important genomic business in the San Francisco market.

A core LabCorp strength is our proven ability to rapidly integrate new acquisitions and to extract maximum efficiencies from those new combinations. With the DIANON acquisition we are on track to achieve $35 million in synergistic savings in 2005. In January 2003, we also completed a private placement of $350 million in senior notes. These proceeds, together with cash on hand, were used to repay the $350 million bridge loan entered into to fund part of the purchase of DIANON.

The transformational power of genomic discovery is only beginning to be realized in clinical laboratory testing – and throughout the entire health care system. To assess the risk of developing cancer – to diagnose it earlier and more accurately – to help customize drug therapies to match the genetic characteristics of each patient's disease – such capabilities were barely dreamed of just a generation ago.

Making possible these remarkable advances are the commitment, energy and innovative spirit of thousands of LabCorp scientists and service personnel.

Through smart acquisitions, strategic technology partnerships and the continuing innovation of LabCorp scientists, we have put in place all the essential elements to achieve our goal of becoming the leading cancer testing laboratory in North America. Join those assets with our proven record of operational excellence and I believe you have a formula for continued growth and profitability in the years to come.

Millions of patients and their families will continue to look to LabCorp for answers to some of the most profound health-related questions in their lives. With an abundance of new discoveries, new partners and new capabilities now in hand, there has never been a more exciting time to carry out that important work. This year and in the years to come, we will apply the many talents of 24,000 LabCorp professionals to expand even further the critical health care knowledge physicians and their patients need.

Sincerely,

Thomas P. Mac Mahon

Thomas P. Mac Mahon
Chairman and Chief Executive Officer
March 31, 2003


DAYS SALES OUTSTANDING
1998
83
1999
74
2000
68
2001
58
2002
54

Since December 1998, we have reduced our days sales outstanding (DSO) from 83 days to 54 days as a result of initiatives to more quickly collect payment for our services.


SHAREHOLDERS' EQUITY
(IN MILLIONS)
1998
$154.4
1999
$175.5
2000
$877.4
2001
$1,085.5
2002
$1,611.7

Shareholders' equity increased 47 percent in 2002.

The need to know.

More demand than ever.



Physician/Patient Visits by Age Group

(National Average)


Number of
Physician Visits
Per Year
16-19
12-15
8-11
4-7
0-3
Age of Patient
0 13
14 27
28 46
47 ....+

Americans are seeking more and better health care and that demand shows no sign of abating – driven in part by an aging baby boom population and astonishing advances in prevention and treatment. By 2006, there will be 67 million Americans over the age of 55, and, as patients age, their medical expenditures escalate dramatically. Spending by seniors is nearly three-and-a-half times that of adults under 45. Over the next decade, national health care expenditures are expected to grow at an annual rate of 7.3 percent, reaching a remarkable $3.1 trillion by 2012. Although lab testing represents only a small portion of these expenditures today – 4 percent – the resulting information influences as much as 80 percent of all subsequent health care decisions.

Growing health care demand also brings with it an increased need for a more extensive menu of clinical tests. The new paradigm of testing has moved LabCorp's services far beyond simple diagnostics. Now clinical assays drive decisions by patients and treatment professionals at every step along the health care continuum... from preventative screens, predisposition evaluations, diagnosis, and analysis of receptivity to treatments, to monitoring the progress of conditions and the success of care.

These trends underlie LabCorp's strategy to become the premier provider of oncology testing services. It is estimated that nearly 1.3 million Americans were newly diagnosed with cancer in 2002*. Men have nearly a 50 percent lifetime risk of developing the disease. For women, the likelihood is more than one in three. While the threat to millions of patients and their families is daunting, physicians have more weapons at their disposal than ever before, and in nearly every instance, clinical testing plays an integral role in the battle. Genomics-based assays not available even a decade ago are used to identify individuals most at risk, secure earlier and more accurate diagnoses, and select and monitor the treatments that offer the best chance for a positive outcome.

Meeting that growing demand also means being close to where patients and doctors are. In 2002, LabCorp fortified its already extensive national network with key acquisitions. Expanding its geographic reach into underserved areas, including high-growth communities in the South and West, LabCorp is better-positioned than ever to meet the needs of millions of patients and the physicians who treat them.

*Source: *Cancer Facts & Figures, Page 1, American Cancer Society*

More answers than ever.



Highly Specialized Genomic Testing*



Revenue
(In Millions of Dollars)
Volume
(Total Number of Samples)
1999
$102.8
1,011.3
2000
$132.4
1,170.9
2001
$167.7
1,393.1
2002
$205.9
1,773.3

*excludes gene probes and identity testing

As the unquestioned pioneer in genomic testing, LabCorp possesses unique capabilities to identify, commercialize, and deploy evermore useful and sensitive tests – assays that carry the highest information value in the industry.

A decade ago the key variables that influenced success in the clinical laboratory field were simply price and volume. LabCorp was the first independent clinical laboratory to recognize the medical and market potential of testing technologies that find answers to medical questions within the human genome itself.

In the more than 13 years since LabCorp began its groundbreaking work in polymerase chain reaction (PCR) testing, highly specialized genomic revenues have increased dramatically – to $205.9 million in 2002. Fueling that growth is a greater recognition by physicians and patients of the value of these tests, and a rapidly expanding menu of assays directed at a broader array of diseases and conditions.

The first generation of genomic tests was directed at infectious disease, and LabCorp-developed assays have played a critical role in the advances achieved in diagnosing, monitoring and treating HIV and hepatitis C. Scientists have since built on those early successes to introduce gene-based analyses for genetic diseases such as cystic fibrosis, and a wide array of cancers – including breast, cervical, and colorectal cancer.

Genomic testing techniques have helped create a new role for clinical testing, one in which predictive and therapy resistance assessments supplement traditional diagnostic assays. Knowledge is power, and providing insight about the likelihood of developing a disease *before* it strikes, and whether a specific treatment option will effectively attack the disease once found, bring powerful benefits to patients and the physicians who treat them.

Great laboratory science requires great scientists – attracted by a leading-edge reputation and empowered to seek out, perfect and bring to market additional testing breakthroughs. The Company's Centers of Excellence are home to many of the brightest minds in the field, and LabCorp supplements those powerful scientific assets through new acquisitions and technology partnerships. Agreements with leading biotechnology firms that are at the forefront of new esoteric testing breakthroughs are one more way LabCorp is continuing to lead the genomics revolution.

The need to know.



More resources than ever.



The lab industry represents only 4% of total health care expenditures.


4%
80%

However, lab testing and results influence 80% of all subsequent medical decisions.

In the clinical laboratory field, those who stand still, quickly fall behind. As industry consolidation continues and scientific discoveries multiply, LabCorp is constantly searching for new technology partners and appropriate acquisitions to leverage maximum value from the Company's already-formidable national network and scientific expertise.

Recently, two significant acquisitions have added new capabilities and geographic scope. In July 2002, LabCorp completed its acquisition of Dynacare, one of the leading providers of laboratory testing in North America. Dynacare's assets included 24 central laboratories, and several hundred patient service centers and rapid response labs – facilities that greatly strengthen LabCorp's presence in the U.S. and expand our operations into Canada.

To be the premier provider of oncology testing services requires best-in-class capabilities in pathology, and the January 2003 acquisition of DIANON Systems provides a superb complement in executing LabCorp's cancer testing strategy. DIANON's reputation among clinicians is outstanding – it serves more than 14,000 specialists nationwide through one main testing facility and four regional labs. Its technologies range from conventional microscopic analysis to the newest frontiers in specialized pathology, including image and flow cytometry, cytogenetics and molecular genetics.

DIANON's anatomic pathology business model is the best in the industry. That approach is now being adopted for all of LabCorp, greatly intensifying the Company's commitment to anatomic pathology and positioning it as a comprehensive provider of oncology testing services. The addition of DIANON means LabCorp can now provide its clients with a breadth of capabilities unmatched by any clinical laboratory.

LabCorp employs some of the brightest minds in the genomics revolution – but the Company also seeks innovation through partnerships with leading-edge biotechnology firms.

Myriad Genetics is breaking new ground in predictive cancer testing, with products like BRACAnalysis®, which helps in identifying individuals with a high risk of developing breast and ovarian cancer, and COLARIS™, which assesses genetic predisposition for colon and uterine cancer. Similarly, LabCorp is working with Celera Diagnosics to discover novel genetic markers and develop related tests for conditions such as Alzheimer's disease and breast and prostate cancer. And, a LabCorp partnership with Correlogic Systems is dedicated to the commercialization of a genetic test for the early detection of ovarian cancer when it is often curable.

Few of the new generation of genomic tests have greater potential to transform care than EXACT Sciences' PreGen-Plus™, the first assay of its kind designed for the 80 million Americans over age 50 who should be regularly screened for colorectal cancer. Under its agreement with EXACT Sciences, LabCorp has exclusive rights for five years to market this revolutionary, non-invasive and patient-friendly test that detects in stool genetic mutations associated with colorectal cancer.



What you need to know about LabCorp.

- **Favorable revenue trends:**
  LabCorp's well applied growth strategy has resulted in an increase in annual revenues of over $800 million in just three years. In 2002, the Company grew net sales by 14 percent – to over $2.5 billion.

- **Improved collections:**
  Improvements in billing, technology and account management have dramatically reduced days sales outstanding – from 74 days at the end of 1999 to 54 days at the close of 2002. Last year, bad debt fell from 9.2 percent of sales to 8.6 percent.

- **Balance sheet strength:**
  LabCorps' solid balance sheet commands investment grade ratings by both Standard and Poor's, and Moody's.

- **Superior cash flow:**
  In 2002, LabCorp's operating cash flow grew by over 40 percent. EBITDA grew by over 20 percent to $563.8 million, or 22.5 percent of sales. LabCorp's EBITDA margin continues to lead the clinical laboratory industry.

Financial Review for Laboratory Corporation of America® Holdings 2002

"In our industry, the most relevant measurement of performance is profitable growth. By that standard, LabCorp continues to excel. Our focus on well-targeted acquisitions and higher-value esoteric and genomic tests is one of the key drivers of LabCorp's solid profit increases and strong cash generation."

THOMAS P. MAC MAHON
Chairman And Chief Executive Officer

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the five-year period ended December 31, 2002 are derived from consolidated financial statements of the Company, which have been audited by PricewaterhouseCoopers LLP, independent accountants. This data should be read in conjunction with the accompanying notes, the Company's consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

Year Ended December 31,	2002[(a),(b)]	2001	2000	1999	1998
(Dollars in millions, except per share amounts)					
Statement of Operations Data:					
Net sales	$2,507.7	$2,199.8	$1,919.3	$1,698.7	$1,612.6
Gross profit	1,061.8	925.6	766.6	629.1	563.4
Operating income	435.0	367.6	245.6[(d)]	149.7	127.6
Earnings before extraordinary loss	254.6	182.7	112.1	65.4	68.8
Extraordinary loss, net of tax benefit	–	3.2[(c)]	–	–	–
Net earnings	254.6	179.5	112.1	65.4	68.8
Basic earnings per common share before extraordinary loss	$ 1.78	$ 1.31	$ 0.82	$ 0.30	$ 0.49
Extraordinary loss per common share, net of tax benefit	$ –	$ 0.02	$ –	$ –	$ –
Basic earnings per common share	$ 1.78	$ 1.29	$ 0.82	$ 0.30	$ 0.49
Diluted earnings per common share before extraordinary loss	$ 1.77	$ 1.29	$ 0.80	$ 0.29	$ 0.49
Extraordinary loss per common share, net of tax benefit	$ –	$ 0.02	$ –	$ –	$ –
Diluted earnings per common share	$ 1.77	$ 1.27	$ 0.80	$ 0.29	$ 0.49
Basic weighted average common shares outstanding (in thousands)	142,791	138,838	94,161	50,665	49,939
Diluted weighted average common shares outstanding (in thousands)	144,198	141,077	96,299	51,509	49,939
Balance Sheet Data:					
Cash and cash equivalents	$ 56.4	$ 149.2	$ 48.8	$ 40.3	$ 22.7
Intangible assets, net	1,217.5	968.5	865.7	803.9	836.2
Total assets	2,611.8	1,929.6	1,666.9	1,590.2	1,640.9
Long-term obligations and redeemable preferred stock[(e)]	521.5	509.2	355.8	1,041.5	1,110.0
Total shareholders' equity	1,611.7	1,085.4	877.4	175.5	154.4

(a) On July 25, 2002, the Company completed the acquisition of all of the outstanding stock of Dynacare Inc. in a combination cash and stock transaction with a combined value of approximately $496.4 million, including transaction costs. See "Note 2 to the Consolidated Financial Statements" for further discussion of this acquisition. During the third quarter of 2002, the Company recorded restructuring and other special charges totaling $17.5 million. These charges included a special bad debt provision of approximately $15.0 million related to the acquired Dynacare accounts receivable balance and restructuring expense of approximately $2.5 million relating to Dynacare integration costs of actions that impact the Company's existing employees and operations.

(b) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." This Standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized. See "Note 10 to the Consolidated Financial Statements" for further discussion of the effect of SFAS No. 142.

(c) During the third quarter of 2001, the Company recorded an extraordinary loss of $3.2 million (net of tax benefit) relating to the write-off of unamortized bank fees associated with the Company's term debt, which was repaid in September of 2001. The Company also recorded a charge of $8.9 million as a result of a payment made to a bank to terminate an interest rate swap agreement tied to the Company's term loan.

(d) In the fourth quarter of 2000, the Company recorded a $4.5 million restructuring charge relating to the closing of its Memphis drug testing facility.

(e) Long-term obligations include capital lease obligations of $5.5 million, $6.1 million, $7.2 million, $4.4 million and $4.2 million at December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Long-term obligations also include the long-term portion of the expected value of future contractual amounts to be paid to the former principals of acquired laboratories. Such payments are principally based on a percentage of future revenues derived from the acquired customer lists or specified amounts to be paid over a period of time. At December 31, 2002, 2001, 2000, 1999 and 1998, such amounts were $0.0 million, $0.3 million, $2.1 million, $0.0 million and $7.7 million, respectively. Long-term obligations exclude amounts due to affiliates. On June 6, 2000, the Company called for redemption all of its outstanding redeemable preferred stock, resulting in the conversion of substantially all of the preferred stock into common stock. During 2001, the Company sold $744.0 million aggregate principal amount at maturity of its zero coupon convertible subordinated notes due 2021 in a private placement. The Company received approximately $488.6 million in net proceeds from the offering. The Company used a portion of the proceeds to repay $412.5 million of its term loan outstanding under its credit agreement.

GENERAL

During 2002, the Company accomplished several initiatives directly related to the implementation of the Company's strategic plan as well as expanding its national platform in routine testing. This plan continues to provide growth opportunities for the Company by building a leadership position in genomic and other advanced testing technologies primarily through internal development efforts, acquisitions and technology licensing activities.

The Company's Center for Molecular Biology and Pathology, located in Research Triangle Park, NC, is a leader in the development and application of molecular diagnostics and polymerase chain reaction, or PCR, technologies in the areas of diagnostic genetics, oncology and infectious disease. The Company believes that these technologies may represent a significant savings to the health care system by increasing the detection of early stage (treatable) diseases. The Company's National Genetics Institute in Los Angeles, CA, develops novel, highly-sensitive PCR methods used to test for hepatitis C and other infectious agents and is the only laboratory in the U.S. that is FDA-approved to screen plasma for infectious diseases. Viro-Med Laboratories, Inc., based in Minneapolis, MN, offers molecular microbial testing using real-time PCR platforms and provides significant additional capacity to support the continued expansion of the Company's advanced testing business. These Centers of Excellence enable the Company to provide a broad menu of testing services for the infectious disease and cancer markets, which the Company believes represent two of the most significant areas of future growth in the clinical laboratory industry.

On July 25, 2002, the Company completed its acquisition of Dynacare, a provider of clinical laboratory testing services in 21 states in the United States and two provinces in Canada. Dynacare had 2001 revenues of approximately $238.0 million and had approximately 6,300 employees at the closing date of the acquisition. This acquisition directly supports the Company's strategic objectives of strengthening its national presence by expanding the Company's geographic reach not only in various regions of the U.S., but also in Canada and allows the Company to further enhance service to its clients and their patients by offering more conveniently located patient service centers and on-site testing facilities. It also allows the Company to broaden the array of testing services currently available to physicians, particularly in specialized fields such as molecular biology, genetics, oncology and infectious disease. The Company achieved $4.0 million in synergy savings relating to the integration of Dynacare by the end of 2002 and expects to realize total savings of $45.0 million by the end of 2004.

The Company completed the acquisition of DIANON on January 17, 2003. DIANON had 2001 revenues of approximately $125.7 million and had approximately 1,100 employees at the closing date of the acquisition. This acquisition significantly enhances the Company's oncology testing capabilities. DIANON is recognized by physicians, managed care companies and other customers as a leading provider of a wide range of anatomic pathology testing services, which complement the Company's strengths in other areas of cancer testing, particularly cytology. The Company expects that DIANON's extremely effective specialized sales force, scientific expertise, efficient operating model and proprietary CarePath clinical reporting system will allow it to enhance its cancer testing business and will position it to more effectively market and distribute the advanced testing technologies that the Company has developed internally or has licensed from its technology partners, such as Myriad Genetics, Inc., EXACT Sciences Corporation, Celera Diagnostics and Correlogic Systems, Inc. The Company expects to achieve synergy savings relating to the integration of DIANON of $7.5 million in 2003 and total synergy savings of $35.0 million by 2005.

In February 2003, the Company announced an agreement to pay $4.5 million in cash to purchase certain assets in Northern California from Quest Diagnostics Incorporated. The assets to be purchased include the assignment of four contracts with independent physician associations (IPAs), as well as the leases for 46 patient service centers, which are located throughout Northern California. Acquiring these assets provides the Company an immediate, competitive presence in Northern California for the first time. Quest Diagnostics has indicated that approximately $27.0 million in annual revenues is generated by capitated fees under the IPA contracts and associated fee-for-service testing for physicians whose patients use these patient service centers, as well as from specimens received directly from the IPA physicians. The IPAs have already consented to the assignment of the contracts. The asset sale to the Company has been approved by the Federal Trade Commission.

The Company has announced a number of significant licensing and partnership agreements which provide it with access to new testing technologies that it expects will have an increasing impact on diagnostic testing.

In December 2001, the Company entered into exclusive licensing and marketing relationships with EXACT Sciences and Myriad Genetics. In June 2002, the creation of an exclusive, long-term strategic partnership with EXACT Sciences to commercialize PreGen-Plus, EXACT Sciences' proprietary, non-invasive technology to aid in the early detection of colorectal cancer, was announced. The Company plans to launch this gene-based test, which represents a significant new tool for the early detection of colorectal cancer, in the second half of 2003. As a result of the exclusive sales and distribution partnership with Myriad

Genetics, physicians now have the convenience of sending patients to one of the Company's patient service centers for Myriad Genetics' predisposition testing for breast, ovarian, colon, uterine and melanoma skin cancers, as well as hypertension. The Company's relationship with Myriad Genetics makes it one of the few clinical laboratories in the U.S. to provide the entire oncology care continuum from predisposition to surveillance testing, including screening, evaluation, diagnosis and monitoring options.

In October 2002, the Company announced a collaboration with Celera to establish the clinical utility of laboratory tests based on novel diagnostic markers. The initial areas of collaboration include efforts to improve the diagnosing of Alzheimer's patients and to identify metastatic prostate cancer. This exclusive relationship is a continuation of the Company's strategy to develop a broad genomics testing menu for cancer.

In November 2002, the Company announced an agreement with Correlogic Systems to commercialize its ovarian cancer protein blood pattern test for the detection of ovarian cancer, which offers the prospect of accurate and early detection of ovarian cancer. This is a common disease, which if detected early enough, is readily treated and often curable.

In addition to the acquisitions and relationships discussed above, the Company believes future performance will be positively affected by several factors: 1) The expansion of higher-value genomic tests such as Cystic Fibrosis, HCV and HIV genotyping, along with the continued growth of HIV viral loads and HPV testing; 2) Continued conversion of traditional pap smears to the newer, high value monolayer technology; 3) Continued progress with existing licensing and business relationships (such as Myriad Genetics, EXACT Sciences, Correlogic and Celera); 4) The Company's ongoing business acquisition strategy; 5) Growing demand for genomic testing is creating a positive shift in test mix toward higher value testing; and 6) Improving regulatory and reimbursement environment in Washington, such as the 1.19% CPI increase in the Medicare national median lab fee schedule and the recent reversal in the proposed cuts to the physician services fee schedule.

As a result of the acquisitions of Dynacare and DIANON, coupled with expected internal growth, the Company expects that 2003 revenues will grow approximately 22% over revenue in 2002.

The application of the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," resulted in a decrease in amortization expense of approximately $26.0 million for 2002.

On October 22, 2002, the Company's Board of Directors authorized a stock repurchase program under which the Company may purchase up to an aggregate of $150.0 million of its common stock from time-to-time. There were no Company purchases of its common stock during 2002. It is the Company's intention to fund future purchases of its common stock with cash flow from operations.

SEASONALITY

Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume declines due to inclement weather may reduce net revenues and cash flows. Therefore, comparison of the results of successive quarters may not accurately reflect trends or results for the full year.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts, amortization lives for intangible assets, accruals for self-insurance reserves and reserves for professional liability claims.

The process for estimating the ultimate collection of receivables involves significant assumptions and judgments. Billings for services under third-party payor programs, including Medicare and Medicaid, are recorded as revenues net of allowances for differences between amounts billed and the estimated receipts under such programs. Adjustments to the estimated receipts, based on final settlement with the third-party payors, are recorded upon settlement as an adjustment to net revenues.

In addition, the Company has implemented a process to estimate and review the collectibility of its receivables based on the period they have been outstanding. Historical collection and payor reimbursement experience is an integral part of the estimation process related to reserves for doubtful accounts. The Company also assesses the current state of its billing functions in order to identify any known collection or reimbursement issues in order to assess the impact, if any, on the reserve estimates, which involves judgment. The Company believes that the collectibility of its receivables is directly linked to the quality of its billing processes, most notably, those related to obtaining the correct information in order to bill effectively for the services provided. Revisions in reserve for doubtful accounts estimates are recorded as an adjustment to bad debt expense within selling, general and administrative expenses. The Company believes that its collection and reserves processes, along with the close monitoring of its billing processes, helps to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in collection and reimbursement experience and billing operations.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." This Standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized and are to be reviewed for impairment annually based on an assessment of fair value. Other Intangibles (patents and technology, customer lists and non-compete agreements), are amortized on a straight-line basis over the expected periods to be benefited, such as legal life for patents and technology, 10 to 25 years for customer lists and contractual lives for non-compete agreements. The impact of adopting SFAS No. 142 is summarized in Note 10 to the Consolidated Financial Statements.

Accruals for self-insurance reserves (including workers' compensation, auto and employee medical) are determined based on historical payment trends and claims history, along with current and estimated future economic conditions.

Professional liability reserves incorporate actuarially determined losses based upon the Company's historical and projected loss experience.

While management believes these estimates are reasonable and consistent, they are by their very nature, estimates of amounts that will depend on future events. Accordingly, actual results could differ from these estimates. See "Note 1 to the Consolidated Financial Statements" for further discussion of significant accounting policies.

RESULTS OF OPERATIONS

Year ended December 31, 2002 compared with Year ended December 31, 2001.

Net sales for 2002 were $2,507.7 million, an increase of 14.0% from $2,199.8 million reported in the comparable 2001 period. Testing volume, measured by accessions, increased 10.7% (primarily as a result of the Dynacare acquisition and esoteric volume growth) and price per accession increased 3.3% (due in part to the shift in test mix to higher-value esoteric tests) compared to 2001.

Cost of sales, which includes primarily laboratory and distribution costs, was $1,445.9 million for 2002 compared to $1,274.2 million in 2001, an increase of 13.5%. In the third quarter of 2002, the Company announced a slowdown in volume growth in the Carolinas. In order to reverse these declines in volume, the Company initiated a reinvestment program that included adding individuals and facilities to improve client service. Although this reinvestment moderately increased the fourth quarter expenses as expected, there was an improvement in the ratio of new to lost accounts in the affected region. Also, the Company incurred certain costs associated with the acquisition and integration of Dynacare such as additional overtime and temporary help and the payment of retention bonuses. Additional costs continue to be incurred due to growth in esoteric and genomic testing and higher volume of Pap tests being performed using more expensive monolayer technology. Cost of sales as a percentage of net sales was 57.7% for 2002 and 57.9% in 2001.

Selling, general and administrative expenses increased to $585.5 million in 2002 from $516.5 million in 2001 representing an increase of $69.0 million or 13.4%. This increase resulted primarily from personnel and other costs as a result of the Dynacare acquisition. Selling, general and administrative expenses were 23.3% and 23.5% as a percentage of net sales in 2002 and 2001, respectively.

The amortization of intangibles and other assets was $23.8 million and $41.5 million for 2002 and 2001, respectively. The decrease in the amortization expense is due to the adoption in 2002 of the non-amortization provisions of SFAS No. 142 for goodwill offset partially by increases in identifiable intangibles amortization resulting from the acquisition of Dynacare.

During the third quarter of 2002, the Company recorded restructuring and other special charges totaling $17.5 million. The $17.5 million was comprised of a special bad debt provision of approximately $15.0 million related to the acquired Dynacare accounts receivable balance and an additional $2.5 million relating to integration costs of actions that impact the Company's existing employees and operations.

Interest expense was $19.2 million in 2002 compared to $27.0 million in 2001. The reduction in interest expense reflects the Company's lower cost of borrowings from its zero coupon-subordinated notes as well as overall market rate declines in interest rates in 2002 compared to 2001.

As a result of the Dynacare acquisition, the Company has investments in equity affiliates in Milwaukee, Wisconsin, Ontario, Canada and Alberta, Canada. These investments are accounted for under the equity method of accounting and resulted in other income of $13.4 million for 2002.

Provision for income taxes was $177.7 million in 2002 compared to $149.6 million in 2001. The effective tax rate was 41.1% in 2002 and 45.0% in 2001. The decrease in the effective tax rate is primarily due to the elimination of amortization related to goodwill upon adoption of SFAS No. 142 and, to a smaller extent, the Company's reduction of $1.7 million of valuation allowance relating to its net deferred tax assets.

Year ended December 31, 2001 compared with Year ended December 31, 2000.
Net sales for 2001 were $2,199.8 million, an increase of 14.6% from $1,919.3 million reported in 2000. Sales increased approximately 8.2% due to an increase in volume and 5.9% due to an increase in price per accession (which reflects actual price increases and changes in the mix of tests performed). These increases occurred as a result of the Company's success in winning new business as well as retaining and increasing business from existing customers. Excluding acquisitions, revenues would have increased 10.6%.

Cost of sales, which includes primarily laboratory and distribution costs, was $1,274.2 million for 2001 compared to $1,152.7 million in 2000, an increase of 10.5%. The majority of the increase in cost of sales is due to an increase in volume (approximately $95.0 million), with an additional increase of $13.0 million due to increases in the volume of Pap tests performed using monolayer technology. In addition, the Company incurred incremental costs of approximately $6.0 million as it implemented a self-mandated safety needle program. Cost of sales as a percentage of net sales was 57.9% for 2001 and 60.0% in 2000. The decrease in the cost of sales as a percentage of net sales primarily resulted from higher margin test mix, continued cost reduction efforts and economies of scale achieved through volume growth.

Selling, general and administrative expenses increased to $516.5 million in 2001 from $483.0 million in 2000 representing an increase of $33.5 million or 6.9%. Selling, general and administrative expenses were 23.5% and 25.2% as a percentage of net sales in 2001 and 2000, respectively. The increase in selling, general and administrative expenses is primarily the result of the Company's acquisitions during the year combined with additional bad debt expense as a result of the increase in net sales.

Interest expense was $27.0 million in 2001 compared to $38.5 million in 2000. During September 2001, the Company repaid its outstanding term loan balance of $412.5 million with the proceeds from the sale of zero coupon-subordinated notes. During the third quarter of 2001, the Company recorded an $8.9 million loss relating to a payment made to terminate an interest rate swap agreement tied to the Company's term loan. In addition, the Company recorded a $3.2 million extraordinary loss, net of tax benefit, representing the write-off of unamortized bank fees associated with the retired term debt.

Provision for income taxes was $149.6 million in 2001 compared to $95.5 million in 2000. The effective tax rate was 45.0% in 2001 and 46.0% in 2000. The decrease in the effective rate reflects the increase in the Company's pre-tax earnings relative to the amount of non-deductible amortization of intangible assets.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $444.9 million, $316.0 million and $246.7 million, in 2002, 2001 and 2000, respectively. The increase in cash flow from operations in both 2002 and 2001 primarily resulted from overall improved operating results, the expansion of the business through acquisitions, and the improvement of the Company's DSO to 54 days at the end of 2002 from 58 days at the end of 2001.

Capital expenditures were $74.3 million, $88.1 million and $55.5 million for 2002, 2001 and 2000, respectively. The Company expects capital expenditures of approximately $90.0 million in 2003. These expenditures are intended to continue to improve information systems and further automate laboratory processes. Such expenditures are expected to be funded by cash flow from operations as well as borrowings under the Company's new senior credit facilities.

In connection with the acquisition of DIANON, on January 31, 2003, the Company completed a private placement of $350.0 million in senior notes, which was used to repay the $350.0 million bridge loan that was entered into to fund part of the DIANON purchase. The notes, in an aggregate principal amount of $350.0 million, will bear an interest rate of 5.5% and resulted in net proceeds of $345.1 million.

In conjunction with the acquisition of DIANON, the Company's planned financing of the acquisition, and announced share repurchase plan, Standard and Poor's lowered its overall rating on the Company to BBB from BBB+ and Moody's issued a Baa3 rating to the Company's newly issued Senior Notes.

The Company's DSO at the end of 2002 improved to 54 days as compared to 58 days at the end of 2001. This improvement was due to Company-wide efforts to increase cash collections from all payors, as well as on-going improvements to claim submission processes. In addition, the Company continued to take steps necessary to improve DSO and cash collections by:

1) Conversion of decentralized billing locations, including former Dynacare locations, to a centralized billing system. During 2002, billing activity in Denver, Phoenix and Seattle was converted to the centralized billing system. In 2003 and 2004, the Company will concentrate its conversion activities on the Dynacare locations as well as begin conversion on the DIANON locations.

2) Implementation of, beginning in the first quarter of 2000, an initiative to reduce the number of requisitions received that are missing certain billing information. This initiative involves measuring the number of clinical requisitions received from an ordering client, as well as what specific information was not provided. The Company then identifies root causes of why the information was missing and takes steps to ensure that information is provided in the future. These steps include re-educating clients as to what information is needed in order for the Company to bill and collect for the test. As of December 31, 2002, the percentage of requisitions received which were missing billing information was 4.6% as compared to 6.0% at the end of 2001.

During September 2001, the Company repaid its outstanding balance of $412.5 million on its term loan facility with the proceeds from the issuance of zero coupon-subordinated notes. Interest expense on the zero coupon-subordinated notes in the financial statements is computed based on the notes' original issue discount amortization for an effective rate of 2% per year. This non-cash interest expense totaled approximately $12.0 million in 2002 as compared to interest expense of $27.0 million in 2001 (primarily related to the Company's retired term debt). As the Company does not pay any interest on the zero coupon-subordinated notes prior to their maturity on September 11, 2021 (unless certain contingencies are met), the replacement of the Company's long-term debt with the zero coupon-subordinated notes will result in increases to the Company's available cash.

This reduction in cash interest expense and the resulting retention of operating cash flows in the business is expected to provide the Company increased flexibility in pursuing strategic investments through possible acquisitions, technology purchases and key business relationships.

In February 2002, the Company entered into two senior credit facilities with Credit Suisse First Boston, acting as Administrative Agent, and a group of financial institutions totaling $300.0 million. The senior credit facilities consisted of a 364-day revolving credit facility in the principal amount of $100.0 million and a three-year revolving credit facility in the principal amount of $200.0 million.

On July 24, 2002, in conjunction with the acquisition of Dynacare, the Company borrowed $150.0 million under the Dynacare Bridge Loan Agreement, which had an original maturity date of July 23, 2003. On November 29, 2002, the Company repaid all outstanding balances under the Dynacare bridge loan and as a result, the loan has been terminated.

On January 14, 2003, the Company entered into a new $150.0 million 364-day revolving credit facility with Credit Suisse First Boston, acting as Administrative Agent, and a group of financial institutions to replace the existing $100.0 million 364-day revolving credit facility, which had terminated. The $200.0 million three-year revolving credit facility was amended on January 14, 2003 and expires on February 18, 2005.

On January 17, 2003, in conjunction with the acquisition of DIANON, the Company borrowed $350.0 million under the DIANON Bridge Loan Agreement with Credit Suisse First Boston, acting as Administrative Agent. On January 31, 2003, the Company sold $350.0 million aggregate principal amount of its 5½% Senior Notes due February 1, 2013. Proceeds from the issuance of these notes ($345.1 million), together with cash on hand was used to repay the $350.0 million principal amount of the Company's bridge loan facility, and as a result, the loan was terminated.

Pension Funding

During 2000, 2001 and 2002, the Company made contributions to its defined pension plan in the amounts of $8.6 million, $10.2 million, and $18.3 million, respectively. The Company expects to contribute $18.0 million to its defined pension plan during 2003. See "Note 23 to the Consolidated Financial Statements" for a further discussion of the Company's pension and postretirement plans.

New Accounting Pronouncements

See "Note 25 to the Consolidated Financial Statements" for a discussion of new accounting pronouncements.

Contractual Cash Obligations

	Payments Due by Period			
	1 Yr	2-3 Yrs	4-5 Yrs	> 5 Yrs
Capital lease obligations	$ 3.6	$ 5.4	$ 4.1	$ –
Operating leases	52.8	70.0	35.3	32.2
Contingent future acquisition payments	5.7	–	–	–
Restructuring obligations	2.8	1.8	1.8	7.3
Contingent future licensing payments	42.5	7.0	15.0	–
5½% Senior Notes	–	–	–	345.1
Zero Coupon-Subordinated Notes	–	530.5(a)	–	–
Total contractual cash obligations	$107.4	$614.7	$56.2	$384.6

(a) Holders of the zero coupon-subordinated notes may require the Company to purchase all or a portion of their notes on September 11, 2004, 2006 and 2011 at prices ranging from $712.97 to $819.54 per note. The Company may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. If the holders elect to require the Company to purchase their notes, it is the Company's current intention to retire the notes by a cash payment. However, future market conditions are subject to change. Should the holders put the notes to the Company on any of the dates above, the Company believes that it will be able to obtain alternate financing to satisfy this contingent obligation.

Other Commercial Commitments
At December 31, 2002, the Company provided letters of credit aggregating approximately $45.6 million, primarily in connection with certain insurance programs. These letters of credit are secured by the Company's senior credit facilities and are renewed annually, around mid-year.

Based on current and projected levels of operations, coupled with availability under its new senior credit facilities, the Company believes it has sufficient liquidity to meet both its short-term and long-term cash needs. For a discussion of the Company's zero coupon-subordinated notes, see "Note 13 to the Consolidated Financial Statements." For a discussion of the Company's new senior credit facilities, see "Note 14 to the Consolidated Financial Statements."

FORWARD-LOOKING STATEMENTS

The Company has made in this report, and from time to time may otherwise make in its public filings, press releases and discussions with Company management, forward-looking statements concerning the Company's operations, performance and financial condition, as well as its strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and the Company claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere herein and in the Company's other public filings, press releases and discussions with Company management, including:

1. changes in federal, state, local and third party payor regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party reimbursement for clinical laboratory testing.
2. adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs.
3. loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid or other federal, state or local agencies.
4. failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act which may result in penalties and loss of licensure.
5. failure to comply with HIPAA, which could result in significant fines.
6. increased competition, including price competition.
7. changes in payor mix, including an increase in capitated managed-cost health care.
8. failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers.
9. failure to integrate newly acquired businesses and the cost related to such integration.
10. adverse results in litigation matters.
11. inability to attract and retain experienced and qualified personnel.
12. failure to maintain our days sales outstanding levels.
13. decrease in credit ratings by Standard & Poor's and/or Moody's.
14. failure to develop or acquire licenses for new or improved technologies, or if customers use new technologies to perform their own tests.
15. failure in the Company's information technology systems resulting in an increase in testing turnaround time or billing processes.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that has included in the past, the use of derivative financial instruments such as interest rate swap agreements. Dynacare has cross currency and interest rate swap agreements due January 15, 2006, whereby Dynacare has swapped $85.5 million Canadian dollar denominated receivables due from certain of its subsidiaries for $58.9 million. These same subsidiaries have swapped in aggregate $85.5 million Canadian dollar denominated debt due to Dynacare into $58.9 million. The Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

The Company's zero coupon-subordinated notes contain the following three features that are considered to be embedded derivative instruments under FAS No. 133:

1) The Company will pay contingent cash interest on the zero coupon-subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Contingent additional principal will accrue on the zero coupon-subordinated notes during the two year period from September 11, 2004 to September 11, 2006, if the Company's stock price is at or below specified thresholds.
3) Holders may surrender zero coupon-subordinated notes for conversion during any period in which the rating assigned to the zero coupon-subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Based upon independent appraisals, these embedded derivatives had no fair market value at December 31, 2002.

December 31, (Dollars in Millions, Except Per Share Data)	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 56.4	$ 149.2
Accounts receivable, net	393.0	365.5
Supplies inventories	44.8	38.7
Prepaid expenses and other	33.8	16.7
Deferred income taxes	68.7	54.4
Total current assets	596.7	624.5
Property, plant and equipment, net	351.2	309.3
Goodwill	910.1	719.3
Identifiable intangible assets, net	307.4	249.2
Investments in equity affiliates	400.6	–
Other assets, net	45.8	27.3
	$2,611.8	$1,929.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 79.9	$ 60.2
Accrued expenses and other	148.5	125.6
Current portion of long-term debt	0.4	–
Total current liabilities	228.8	185.8
Zero coupon-subordinated notes	512.9	502.8
Long-term debt, less current portion	3.1	–
Capital lease obligations	5.5	6.1
Other liabilities	249.8	149.5
Commitments and contingent liabilities	–	–
Shareholders' equity:		
Preferred Stock, $0.10 par value; 30,000,000 shares authorized; shares issued: none		
Common stock, $0.10 par value; 265,000,000 shares authorized; 147,839,103 and 141,107,436 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	14.8	14.2
Additional paid-in capital	1,406.5	1,081.7
Retained earnings	266.1	11.5
Treasury stock, at cost; 97,426 shares at December 31, 2002	(4.4)	–
Unearned restricted stock compensation	(41.4)	(13.2)
Accumulated other comprehensive loss	(29.9)	(8.8)
Total shareholders' equity	1,611.7	1,085.4
	$2,611.8	$1,929.6

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31, (Dollars in Millions, Except Per Share Data)	2002	2001	2000
Net sales	$2,507.7	$2,199.8	$1,919.3
Cost of sales	1,445.9	1,274.2	1,152.7
Gross profit	1,061.8	925.6	766.6
Selling, general and administrative expenses	585.5	516.5	483.0
Amortization of intangibles and other assets	23.8	41.5	33.5
Restructuring and other special charges	17.5	–	4.5
Operating income	435.0	367.6	245.6
Other income (expenses):			
Loss on sale of assets	(0.6)	(1.8)	(1.0)
Interest income	3.7	2.4	1.5
Interest expense	(19.2)	(27.0)	(38.5)
Income from equity investments, net	13.4	–	–
Termination of interest rate swap agreement	–	(8.9)	–
Earnings before income taxes and extraordinary loss	432.3	332.3	207.6
Provision for income taxes	177.7	149.6	95.5
Earnings before extraordinary loss	254.6	182.7	112.1
Extraordinary loss, net of tax benefit	–	3.2	–
Net earnings	254.6	179.5	112.1
Less preferred stock dividends	–	–	(34.3)
Less accretion of mandatorily redeemable preferred stock	–	–	(0.3)
Net earnings attributable to common shareholders	$ 254.6	$ 179.5	$ 77.5
Basic earnings per common share before extraordinary loss	$ 1.78	$ 1.31	$ 0.82
Extraordinary loss, net of tax benefit	–	0.02	–
Basic earnings per common share	$ 1.78	$ 1.29	$ 0.82
Diluted earnings per common share before extraordinary loss	$ 1.77	$ 1.29	$ 0.80
Extraordinary loss, net of tax benefit	–	0.02	–
Diluted earnings per common share	$ 1.77	$ 1.27	$ 0.80

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Laboratory Corporation of America® Holdings 2002

(Dollars in Millions)	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Unearned Restricted Stock Compensation	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE AT DECEMBER 31, 1999	$ 5.2	$ 420.0	$(245.5)	$ –	$ (4.1)	$ (0.1)	$ 175.5
Comprehensive earnings:							
Net earnings	–	–	112.1	–	–	–	112.1
Other comprehensive loss:							
Foreign currency translation adjustments	–	–	–	–	–	(0.3)	(0.3)
Comprehensive earnings	–	–	112.1	–	–	(0.3)	111.8
Issuance of common stock	0.4	17.4	–	–	–	–	17.8
Issuance of restricted stock awards	–	9.3	–	–	(9.3)	–	–
Amortization of unearned restricted stock compensation	–	–	–	–	4.0	–	4.0
Income tax benefit from stock options exercised	–	19.0	–	–	–	–	19.0
Conversion of preferred stock into common stock	8.4	575.5	–	–	–	–	583.9
Preferred stock dividends	–	–	(34.3)	–	–	–	(34.3)
Accretion of mandatorily redeemable preferred stock	–	–	(0.3)	–	–	–	(0.3)
BALANCE AT DECEMBER 31, 2000	14.0	1,041.2	(168.0)	–	(9.4)	(0.4)	877.4
Comprehensive earnings:							
Net earnings	–	–	179.5	–	–	–	179.5
Other comprehensive loss:							
Cumulative effect of change in accounting principle (net-of-tax of $0.4)	–	–	–	–	–	0.6	0.6
Unrealized derivative loss on cash flow hedge	–	–	–	–	–	(9.5)	(9.5)
Termination of interest rate swap agreement	–	–	–	–	–	8.9	8.9
Foreign currency translation adjustments	–	–	–	–	–	(0.6)	(0.6)
Minimum pension liability adjustment	–	–	–	–	–	(7.8)	(7.8)
Comprehensive earnings	–	–	179.5	–	–	(8.4)	171.1
Issuance of common stock	0.2	14.8	–	–	–	–	15.0
Issuance of restricted stock awards	–	11.3	–	–	(11.3)	–	–
Amortization of unearned restricted stock compensation	–	–	–	–	7.5	–	7.5
Income tax benefit from stock options exercised	–	14.4	–	–	–	–	14.4
BALANCE AT DECEMBER 31, 2001	14.2	1,081.7	11.5	–	(13.2)	(8.8)	1,085.4
Comprehensive earnings:							
Net earnings	–	–	254.6	–	–	–	254.6
Other comprehensive loss:							
Foreign currency translation adjustments	–	–	–	–	–	2.3	2.3
Minimum pension liability adjustment	–	–	–	–	–	(43.2)	(43.2)
Tax effect of other comprehensive loss adjustments	–	–	–	–	–	19.8	19.8
Comprehensive earnings	–	–	254.6	–	–	(21.1)	233.5
Issuance of common stock	0.1	18.2	–	–	–	–	18.3
Issuance of restricted stock awards	–	40.9	–	–	(40.9)	–	–
Surrender of restricted stock awards	–	–	–	(4.4)	–	–	(4.4)
Issuance of common stock and assumption of stock options in connection with acquisition, (net of forfeitures)	0.5	249.7	–	–	(1.6)	–	248.6
Amortization of unearned restricted stock compensation	–	–	–	–	14.3	–	14.3
Income tax benefit from stock options exercised	–	16.0	–	–	–	–	16.0
BALANCE AT DECEMBER 31, 2002	**$14.8**	**$1,406.5**	**$266.1**	**$(4.4)**	**$(41.4)**	**$(29.9)**	**$1,611.7**

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31, (Dollars in Millions)	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$254.6	$179.5	$112.1
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	101.8	104.0	89.6
Stock compensation	14.3	7.5	4.0
Loss on sale of assets	0.6	1.8	1.0
Restructuring and other special charges	17.5	–	4.5
Accreted interest on zero coupon-subordinated notes	10.1	3.0	–
Extraordinary loss, net of tax benefit	–	3.2	–
Termination of interest rate swap agreement	–	8.9	–
Deferred income taxes	28.9	1.6	(3.2)
Change in assets and liabilities:			
Net change in restructuring reserves	(3.3)	(5.5)	(5.7)
Decrease (increase) in accounts receivable, net	11.1	16.2	(15.9)
Increase in inventories	(1.5)	(3.6)	(2.1)
Decrease (increase) in prepaid expenses and other	(12.5)	5.8	21.3
(Decrease) increase in accounts payable	(7.8)	(3.4)	7.9
Increase (decrease) in accrued expenses and other	27.6	(2.0)	32.9
Other, net	3.5	(1.0)	0.3
Net cash provided by operating activities	444.9	316.0	246.7
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(74.3)	(88.1)	(55.5)
Proceeds from sale of assets	1.8	4.4	1.4
Deferred payments on acquisitions	(21.0)	(18.6)	(1.0)
Distributions from equity affiliates in excess of cumulative earnings	1.5	–	–
Licensing technology	(15.0)	–	–
Acquisition of businesses, net of cash acquired	(261.9)	(127.7)	(94.9)
Net cash used for investing activities	(368.9)	(230.0)	(150.0)

Years Ended December 31, (Dollars in Millions)	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from credit facilities	$330.0	$ 75.0	$ –
Payments on credit facilities	(330.0)	(75.0)	–
Proceeds from zero coupon-subordinated notes	–	499.8	–
Payments on long-term debt	(204.6)	(478.5)	(95.0)
Debt issuance costs	(3.2)	(11.2)	–
Termination of interest rate swap agreement	19.6	(8.9)	–
Payments on long-term lease obligations	(1.1)	(1.1)	(1.2)
Payment of preferred stock dividends	–	–	(9.5)
Net proceeds from issuance of stock to employees	18.2	14.9	17.8
Net cash provided by (used for) financing activities	(171.1)	15.0	(87.9)
Effect of exchange rate changes on cash and cash equivalents	2.3	(0.6)	(0.3)
Net (decrease) increase in cash and cash equivalents	(92.8)	100.4	8.5
Cash and cash equivalents at beginning of period	149.2	48.8	40.3
Cash and cash equivalents at end of period	$ 56.4	$149.2	$ 48.8
Supplemental schedule of cash flow information:			
Cash paid during the period for:			
Interest	$ 1.5	$ 23.2	$ 40.7
Income taxes, net of refunds	135.0	127.7	48.8
Disclosure of non-cash financing and investing activities:			
Preferred stock dividends	–	–	24.8
Accretion of mandatorily redeemable preferred stock	–	–	0.3
Conversion of preferred stock into common stock	–	–	583.9
Issuance of restricted stock awards	40.9	11.3	9.3
Surrender of restricted stock awards	4.4	–	–
Issuance of common stock in acquisitions	245.6	–	–
Assumption of unvested stock options	5.0	–	–

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in millions, except per share data)

01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION:

Laboratory Corporation of America Holdings with its subsidiaries ("Company") is the second largest independent clinical laboratory company in the United States based on 2002 net revenues. Through a national network of laboratories, the Company offers a broad range of testing services used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

Since its founding in 1971, the Company has grown into a network of 47 primary testing facilities and over 1,200 service sites consisting of branches, patient service centers and STAT laboratories. With over 24,000 employees, the Company processes tests on more than 300,000 patient specimens daily and provides clinical laboratory testing services in all 50 states, the District of Columbia, Puerto Rico and two provinces in Canada. The Company operates in one business segment.

The consolidated financial statements include the accounts of Laboratory Corporation of America Holdings and its subsidiaries after elimination of all material intercompany accounts and transactions. On July 25, 2002, the Company completed the acquisition of Dynacare, a provider of clinical laboratory testing services. Disclosure of certain business combination transactions is included in Notes 2, 3 and 4 – Business Acquisitions.

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive loss."

CASH EQUIVALENTS:

Cash equivalents (primarily investments in money market funds, time deposits, commercial paper and Eurodollars which have original maturities of three months or less at the date of purchase) are carried at cost which approximates market. As a result of the Company's cash management system, checks issued but not presented to the banks for payment may create negative book cash balances. Such negative balances are included in trade accounts payable and totaled $22.1 and $9.3 at December 31, 2002 and 2001, respectively.

INVENTORIES:

Inventories, consisting primarily of purchased laboratory supplies, are stated at the lower of cost (first-in, first-out) or market.

DERIVATIVE FINANCIAL INSTRUMENTS:

Interest rate swap agreements, which have been used by the Company from time to time in the management of interest rate exposure, are accounted for on an accrual basis. Amounts to be paid or received under such agreements are recognized as interest income or expense in the periods in which they accrue.

The Company has cross currency and interest rate swap agreements due January 15, 2006, whereby the Company has swapped $85.5 Canadian dollar denominated receivables due from certain of its subsidiaries for $58.9. These same subsidiaries have swapped in aggregate $85.5 Canadian dollar denominated debt due to Dynacare into $58.9. At December 31, 2002 the estimated fair value of net unfavorable currency and interest rate swaps was approximately $0.3.

The Company's zero coupon-subordinated notes contain the following three features that are considered to be embedded derivative instruments under FAS No. 133:

1) The Company will pay contingent cash interest on the zero coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Contingent additional principal will accrue on the zero coupon-subordinated notes during the two year period from September 11, 2004 to September 11, 2006, if the Company's stock price is at or below specified thresholds.
3) Holders may surrender zero coupon-subordinated notes for conversion during any period in which the rating assigned to the zero coupon-subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Based upon independent appraisals, these embedded derivatives had no fair market value at December 31, 2002 and 2001.

PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are recorded at cost. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation and amortization expense is computed on all

(Dollars in millions, except per share data)

classes of assets based on their estimated useful lives, as indicated below, using principally the straight-line method.

	Years
Buildings and building improvements	35
Machinery and equipment	3-10
Furniture and fixtures	5-10

Leasehold improvements and assets held under capital leases are amortized over the shorter of their estimated lives or the period of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in operations.

CAPITALIZED SOFTWARE COSTS:

The Company capitalizes purchased software which is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero coupon-subordinated notes, based on market pricing, was approximately $495.2 as of December 31, 2002.

RECLASSIFICATIONS:

Certain amounts in the prior year's financial statements have been reclassified to conform with the current year presentation.

CONCENTRATION OF CREDIT RISK:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The total cash balances on deposit that exceeded the balances insured by the F.D.I.C., was approximately $55.6 at December 31, 2002. Cash equivalents at December 31, 2002, totaled $33.5, which includes amounts invested in treasury bills and short-term bonds.

Substantially all of the Company's accounts receivable are with companies and individuals in the health care industry. However, concentrations of credit risk are limited due to the number of the Company's clients as well as their dispersion across many different geographic regions.

Accounts receivable balances (gross) from Medicare and Medicaid were $82.7 and $91.2 at December 31, 2002 and 2001, respectively.

REVENUE RECOGNITION:

Sales are recognized on the accrual basis at the time test results are reported, which approximates when services are provided. Services are provided to certain patients covered by various third-party payor programs including the Medicare and Medicaid programs. Billings for services under third-party payor programs are included in sales net of allowances for contractual discounts and allowances for differences between the amounts billed and estimated program payment amounts. Adjustments to the estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue. In 2002, 2001 and 2000, approximately 16% of the Company's revenues were derived from tests performed for the beneficiaries of Medicare and Medicaid programs. Under capitated agreements with managed care customers, the Company recognizes revenue based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the number or cost of services provided by the Company.

INCOME TAXES:

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not.

STOCK SPLITS:

On May 2, 2000, the Company effected a one-for-ten common stock reverse split whereby the number of authorized shares of common stock decreased from 520 million to 52 million and the par value increased from $0.01 to $0.10. On June 11, 2001, the Company effected a two-for-one stock split through the issuance of a stock dividend of one new share of common

(Dollars in millions, except per share data)

stock for each share of common stock held by shareholders of record on June 4, 2001. On May 10, 2002, the Company effected a two-for-one stock split through the issuance of a stock dividend of one new share of common stock for each share of common stock held by shareholders of record on May 3, 2002. All references to common stock, common shares outstanding, average number of common shares outstanding, stock options, restricted shares and per share amounts in the Consolidated Financial Statements and Notes to Consolidated Financial Statements have been restated to reflect common stock splits and the reverse split on a retroactive basis.

STOCK COMPENSATION PLANS:

The Company accounts for its employee stock option plans using the intrinsic method under APB Opinion No. 25 and related Interpretations. Accordingly, compensation for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company's employee stock purchase plan is also accounted for under APB Opinion No. 25 and is treated as non-compensatory.

The Company applies the provisions of APB Opinion No. 25 in accounting for its stock compensation plans and, accordingly, no compensation cost has been recognized for its stock compensation plans in the financial statements. Had the Company determined compensation cost based on the fair value method as defined in SFAS No. 123, the impact on the Company's net earnings on a pro forma basis is indicated below:

Years ended December 31,		2002	2001	2000
Net earnings	As reported	$254.6	$179.5	$112.1
	Pro forma	233.9	167.3	108.0
Basic earnings per common share	As reported	$1.78	$1.29	$0.82
	Pro forma	1.64	1.20	0.78
Diluted earnings per common share	As reported	$1.77	$1.27	$0.80
	Pro forma	1.62	1.18	0.76

Compensation cost for restricted stock awards is recorded by allocating their aggregate grant date fair value over their vesting period.

EARNINGS PER SHARE:

Basic earnings per share is computed by dividing net earnings, less preferred stock dividends and accretion, by the weighted average number of common shares outstanding. Dilutive earnings per share is computed by dividing net earnings, by the weighted average number of common shares outstanding plus potentially dilutive shares, as if they had been issued at the beginning of the period presented. Potentially dilutive common shares result primarily from the Company's mandatorily redeemable preferred stock (redeemed in 2000), restricted stock awards and outstanding stock options.

The following represents a reconciliation of the weighted average shares used in the calculation of basic and diluted earnings per share:

Years ended December 31,	2002	2001	2000
Basic	142,791,247	138,837,750	94,161,336
Assumed conversion/ exercise of:			
Stock options	584,259	1,116,399	1,421,000
Restricted stock awards	822,210	1,123,294	716,716
Diluted	144,197,716	141,077,443	96,299,053

The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

December 31,	2002	2001	2000
Stock Options	2,012,960	29,738	469,848
Restricted Stock Awards	974,496	–	–

The Company's zero-coupon subordinated notes are contingently convertible into 9,977,634 shares of common stock and are not currently included in the diluted earnings per share calculation because these notes were not convertible according to their terms during 2002.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts and deferred tax assets, amortization lives for intangible assets and accruals for self-insurance reserves. The allowance for doubtful accounts is determined based on historical collection trends, the aging of accounts, current economic conditions and regulatory changes. Actual results could differ from those estimates.

LONG-LIVED ASSETS:

Goodwill is evaluated for impairment by applying a fair value based test on an annual basis and more frequently if events or changes in circumstances indicate that the asset might be impaired.

(dollars in millions, except per share data)

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the entity level by a comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value. The Company completed an annual impairment analysis of its indefinite lived assets, including goodwill, and has found no instances of impairment as of December 31, 2002.

INTANGIBLE ASSETS:
Prior to July 1, 2001, the cost of acquired businesses in excess of the fair value of net assets acquired was recorded as goodwill and amortized on the straight-line basis ranging from 20 to 40 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." This Standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized and are to be reviewed for impairment annually based on an assessment of fair value. Other intangibles (patents and technology, customer lists and non-compete agreements), are amortized on a straight-line basis over the expected periods to be benefited, such as legal life for patents and technology, 10 to 25 years for customer lists and contractual lives for non-compete agreements. With the adoption of SFAS No. 142, the Company reassessed the useful lives of these intangible assets and determined that no changes are currently necessary.

02 BUSINESS ACQUISITION – DYNACARE INC.

On July 25, 2002, the Company completed the acquisition of all of the outstanding stock of Dynacare Inc. in a combination cash and stock transaction with a combined value of approximately $496.4 including transaction costs. The Company also converted approximately 553,958 unvested Dynacare stock options into 297,013 unvested Company options to acquire shares of the Company at terms comparable to those under the predecessor Dynacare plan. This conversion of outstanding unvested options increased the non-cash consideration of the transaction by approximately $5.0 and resulted in the recording of initial deferred compensation of approximately $2.5. In conjunction with this acquisition, the Company repaid Dynacare's existing $204.4 of senior subordinated unsecured notes, including a call premium of approximately $7.0. The transaction was financed by issuing approximately 4.9 million shares of the Company's common stock, valued at approximately $245.6, assuming unvested Dynacare options valued at $5.0, and using $245.8 in available cash and the proceeds of a $150.0 bridge loan and borrowings of $50.0 under the Company's $300.0 senior credit facilities.

The Company terminated a number of interest rate swap agreements related to Dynacare's existing senior subordinated unsecured notes. The $19.6 the Company received upon termination of these swap agreements was included in the estimated fair value of the net assets acquired as of July 25, 2002.

Dynacare had 2001 revenues of approximately $238.0 and had approximately 6,300 employees at the closing date of the acquisition. Dynacare operated in 21 states and two provinces in Canada with 24 primary laboratories, 2 esoteric laboratories, 115 rapid response labs and 302 patient service centers.

The acquisition of Dynacare was accounted for under the purchase method of accounting. As such, the cost to acquire Dynacare has been allocated to the assets and liabilities acquired based on fair values as of the closing date. The consolidated financial statements include the results of operations of Dynacare subsequent to the closing of the acquisition.

The following table summarizes the Company's purchase price allocation related to the acquisition of Dynacare based on the fair value of the assets acquired and liabilities assumed on the acquisition date.

	Fair Values as of July 25, 2002
Current assets	$100.2
Property, plant and equipment	48.0
Goodwill	173.3
Identifiable intangible assets	52.5
Investment in equity affiliates	402.1
Other assets	23.2
Deferred compensation	2.5
Total assets acquired	801.8
Current liabilities	268.1
Long-term debt	12.9
Other liabilities	24.4
Total liabilities assumed	305.4
Net assets acquired	$496.4

As a result of this acquisition, the Company recorded an addition to non-deductible goodwill of approximately $173.3 and an addition to customer lists of approximately $52.5 (expected period of benefit of 15 years). The investments in equity affiliates include $341.7 of Canadian licenses (with an indefinite life and deductible for tax).

(Dollars in millions, except per share data)

The following unaudited pro forma combined financial information for the years ended December 31, 2002 and 2001, assumes that the Dynacare acquisition was effected on January 1, 2001:

Years Ended December 31,	2002	2001
Net sales	$2,677.2	$2,454.6
Earnings before extraordinary loss	$ 260.0	$ 193.2
Net earnings after extraordinary loss	$ 260.0	$ 190.0
Diluted earnings per common share:		
Before extraordinary loss	$ 1.80	$ 1.37
After extraordinary loss	$ 1.80	$ 1.35

The Company believes that the acquisition of Dynacare enhances its ability to provide health coverage in the United States and Canada by expanding its customer base and service capabilities. The Company believes that the price paid for the outstanding shares of Dynacare was competitive with market conditions existing at the time.

03 BUSINESS ACQUISITION – DIANON SYSTEMS, INC.

On January 17, 2003, the Company completed the acquisition of all of the outstanding shares of DIANON Systems, Inc. (DIANON) for $47.50 per share in cash, or approximately $598.6. The transaction was funded by a combination of cash on hand, borrowings under the Company's senior credit facilities and a new bridge loan facility. DIANON had 2001 revenues of approximately $125.7.

04 BUSINESS ACQUISITIONS – OTHER

On June 4, 2001, the Company completed the acquisition of Minneapolis-based Viro-Med Inc. for approximately $31.7 in cash and contingent future payments of $12.0 ($3.7 and $7.9 earned and paid in 2002 and 2001, respectively) based upon attainment of specific earnings targets. Viro-Med's revenues for the year ended December 31, 2000 were approximately $25.2.

On April 30, 2001, the Company completed the acquisition of all of the outstanding stock of Path Lab Holdings, Inc. (Path Lab), which is based in Portsmouth, New Hampshire for approximately $83.0 in cash and contingent future payments of $25.0 ($11.1 and $5.5 earned and paid in 2002 and 2001, respectively) based upon attainment of specific earnings targets. Path Lab's revenues for the year ended December 31, 2000 were approximately $51.6.

On June 27, 2000, the Company completed the acquisition of the laboratory testing business of San Diego-based Pathology Medical Laboratories for approximately $14.5 in cash.

05 INVESTMENTS IN EQUITY AFFILIATES

At December 31, 2002 (as a result of the Dynacare acquisition) the Company had investments in the following equity affiliates:

Location	Net Investment	Percentage Interest Owned
Milwaukee, Wisconsin	$ 4.7	50.00%
Ontario, Canada	$368.1	72.99%
Alberta, Canada	$ 28.0	43.37%

These investments are accounted for under the equity method of accounting. The Company has no material obligations or guarantees to, or in support of, these unconsolidated joint ventures and their operations.

Condensed financial information for the Ontario, Canada equity affiliate as of December 31, 2002 and for the period of July 25, 2002 through December 31, 2002 is as follows:

Current assets	$15.4
Other assets	80.6
Total assets	96.0
Total liabilities	12.6
Shareholders' equity	83.4
Total liabilities and Shareholders' equity	$96.0
Net sales	$48.7
Gross profit	$25.6
Net earnings	$16.1

06 INTEGRATION OF DYNACARE

During the third quarter of 2002, the Company finalized its plan related to the integration of Dynacare's U.S. operations into the Company's service delivery network. The plan focuses on reducing redundant facilities, while maintaining a focus on providing excellent customer service. A reduction in staffing will occur as the Company executes the integration plan and consolidates duplicate or overlapping functions and facilities. Employee groups being affected as a result of this plan include those involved in the collection and testing of specimens, as well as administrative and other support functions.

In connection with the Dynacare integration plan, the Company recorded $14.6 of costs associated with the execution of the plan. The majority of these integration costs related to employee severance and contractual obligations associated with leased facilities and equipment. Of the total costs indicated above, $12.1 related to actions that impact the employees and operations of Dynacare, and was accounted for as a cost

(Dollars in millions, except per share data)

of the Dynacare acquisition and included in goodwill. Of the $12.1, $6.0 related to employee severance benefits for approximately 722 employees, with the remainder primarily related to contractual obligations associated with leased facilities and equipment. In addition, the Company recorded restructuring expense of $2.5, relating to integration costs of actions that impact the Company's existing employees and operations. Of this amount $1.0 related to employee severance benefits for approximately 78 employees, with the remainder primarily related to contractual obligations associated with leased facilities and equipment.

The Company also recorded a special bad debt provision of approximately $15.0 related to the acquired Dynacare accounts receivable balance. This provision, based on Company experience, was made in anticipation of changes in staffing and collection procedures that will occur as the Company converts Dynacare customers to LabCorp's billing system and related customer service organization.

07 RESTRUCTURING AND NON-RECURRING CHARGES

The following represents the Company's restructuring activities for each of the years in the three years ended December 31, 2002:

	Severance Costs	Lease and Other Facility Costs	Total
Balance at January 1, 2000	$0.5	$26.3	$26.8
Memphis closure	3.0	1.5	4.5
Reclassifications and non-cash items	–	(3.7)	(3.7)
Cash payments	(1.6)	(4.0)	(5.6)
Balance at December 31, 2000	1.9	20.1	22.0
Reclassifications and non-cash items	(0.7)	0.2	(0.5)
Cash payments	(1.0)	(4.5)	(5.5)
Balance at December 31, 2001	0.2	15.8	16.0
Dynacare integration	7.0	7.6	14.6
Reclassifications and non-cash items	–	(1.2)	(1.2)
Cash payments	(1.4)	(1.9)	(3.3)
Balance at December 31, 2002	**$5.8**	**$20.3**	**$26.1**
Current			$10.0
Non-current			16.1
			$26.1

08 ACCOUNTS RECEIVABLE, NET

December 31,	2002	2001
Gross accounts receivable	$536.2	$485.0
Less allowance for doubtful accounts	(143.2)	(119.5)
	$393.0	$365.5

The provision for doubtful accounts was $214.9, $202.5 and $195.9 in 2002, 2001 and 2000 respectively.

09 PROPERTY, PLANT AND EQUIPMENT, NET

December 31,	2002	2001
Land	$ 15.3	$ 9.9
Buildings and building improvements	89.5	79.2
Machinery and equipment	409.7	367.5
Leasehold improvements	76.2	66.4
Furniture and fixtures	16.9	19.9
Construction in progress	30.0	22.4
Buildings under capital leases	5.4	5.4
Equipment under capital leases	3.8	3.8
	646.8	574.5
Less accumulated depreciation and amortization of capital lease assets	(295.6)	(265.2)
	$351.2	$309.3

Depreciation expense and amortization of capital lease assets was $73.0, $59.6 and $56.1 for 2002, 2001 and 2000, respectively.

10 GOODWILL AND INTANGIBLE ASSETS

Goodwill at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Goodwill	$1,102.1	$911.3
Less: accumulated amortization	(192.0)	(192.0)
Goodwill, net	$ 910.1	$719.3

The changes in the gross carrying amount of goodwill for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Balance as of January 1	$ 911.3	$860.8
Goodwill acquired during the year	190.8	50.5
Balance as of December 31	$1,102.1	$911.3

(Dollars in millions, except per share data)

The components of identifiable intangible assets are as follows:

December 31,	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists	$338.4	$ 90.8	$276.8	$73.5
Patents and technology	55.2	6.0	35.0	1.8
Non-compete agreements	21.3	16.1	21.1	14.2
Trade name	5.9	0.5	5.9	0.1
	$420.8	$113.4	$338.8	$89.6

Amortization of intangible assets was $23.8, $41.5 and $33.5 in 2002, 2001 and 2000, respectively. Amortization expense for the net carrying amount of intangible assets is estimated to be $27.0 in fiscal 2003, $26.8 in fiscal 2004, $26.1 in fiscal 2005, $24.8 in fiscal 2006, and $24.5 in fiscal 2007. These estimates include the effect of the Dynacare acquisition.

During 2002, the Company paid approximately $15.0 for certain exclusive and non-exclusive licensing rights to diagnostic testing technology. This amount is being amortized over the life of the licensing agreement.

The following table presents net earnings, earnings before extraordinary loss and basic and diluted earnings per common share, adjusted to reflect results as if the non-amortization provisions of SFAS No. 142 had been in effect for the periods presented.

December 31,	2002	2001	2000
Net earnings attributable to common shareholders	$254.6	$179.5	$77.5
Add back: goodwill amortization, net of tax	–	$ 25.0	20.2
Adjusted net earnings attributable to common shareholders	$254.6	$204.5	$97.7
Earnings before extraordinary loss, adjusted to exclude goodwill amortization, net of tax	$254.6	$207.7	$97.7
Basic earnings per share:			
Reported basic earnings per share	$ 1.78	$ 1.29	$0.82
Add back: goodwill amortization, net of tax	–	0.18	0.21
Adjusted basic earnings per share	$ 1.78	$ 1.47	$1.03
Basis earnings per share before extraordinary loss, adjusted to exclude goodwill amortization, net of tax	$ 1.78	$ 1.49	$1.03
Diluted earnings per share:			
Reported diluted earnings per share	$ 1.77	$ 1.27	$0.80
Add back: goodwill amortization, net of tax	–	0.18	0.21
Adjusted diluted earnings per share	$ 1.77	$ 1.45	$1.01
Diluted earnings per share before extraordinary loss, adjusted to exclude goodwill amortization, net of tax	$ 1.77	$ 1.47	$1.01

11 ACCRUED EXPENSES AND OTHER

December 31,	2002	2001
Employee compensation and benefits	$ 60.8	$57.2
Acquisition related accruals	15.5	6.9
Restructuring reserves	10.0	8.6
Accrued taxes	8.8	4.2
Self-insurance reserves	28.5	31.5
Interest payable	0.8	0.2
Swap payable	10.9	–
Royalty payable	6.0	5.5
Other	7.2	11.5
	$148.5	$125.6

12 OTHER LIABILITIES

December 31,	2002	2001
Acquisition related accruals	$ 2.0	$ 2.0
Restructuring reserves	16.1	7.4
Minimum pension liability	56.6	15.4
Deferred income taxes	108.3	63.5
Post-retirement benefit obligation	42.9	40.2
Self-insurance reserves	20.9	20.7
Other	3.0	0.3
	$249.8	$149.5

13 ZERO COUPON-SUBORDINATED NOTES

In September 2001, the Company sold $650.0 aggregate principal amount at maturity of its zero coupon convertible subordinated notes (the "notes") due 2021 in a private placement. The Company received approximately $426.8 (net of underwriter's fees of approximately $9.8) in net proceeds from the offering. In October 2001, the underwriters exercised their rights to purchase an additional $94.0 aggregate principal amount pursuant to an overallotment option from which the Company received approximately $61.8 in net proceeds (net of underwriters fees of approximately $1.4). The notes, which are subordinate to the Company's bank debt, were sold at an issue price of $671.65 per $1,000 principal amount at maturity (representing a yield to maturity of 2.0% per year). Each

(Dollars in millions, except per share data)

one thousand dollar principal amount at maturity of the notes is convertible into 13.4108 shares of the Company's common stock, subject to adjustment in certain circumstances, if one of the following conditions occurs:

1) If the sales price of the Company's common stock reaches specified thresholds during specified measurement periods.
2) If the credit rating assigned to the notes by Standard & Poor's Ratings Services is at or below BB-.
3) If the notes are called for redemption.
4) If specified corporate transactions have occurred.

Holders of the notes may require the Company to purchase all or a portion of their notes on September 11, 2004, 2006 and 2011 at prices ranging from $712.97 to $819.54, plus any accrued contingent additional principal and any accrued contingent interest thereon. The Company may choose to pay the purchase price in cash, common stock or a combination of cash and common stock. If the holders elect to require the Company to purchase their notes it is the Company's current intention to retire the notes by a cash payment.

The Company may redeem for cash all or a portion of the notes at any time on or after September 11, 2006 at specified redemption prices per one thousand dollar principal amount at maturity of the notes ranging from $741.92 at September 11, 2006 to $1,000.00 at September 11, 2021 (assuming no contingent additional principal accrues on the notes).

The Company used a portion of the proceeds to repay $412.5 of its term loan outstanding under its credit agreement and to pay $8.9 to terminate the interest rate swap agreement tied to the Company's term loan. The Company recorded an extraordinary loss of $3.2 (net of taxes of $2.3) relating to the write-off of unamortized bank fees associated with the Company's term debt.

The Company has registered the notes and the shares of common stock issuable upon conversion of the notes with the Securities and Exchange Commission.

14 LONG-TERM DEBT

In February 2002, the Company entered into two senior credit facilities with Credit Suisse First Boston, acting as Administrative Agent, and a group of financial institutions totaling $300.0. The senior credit facilities consisted of a 364-day revolving credit facility in the principal amount of $100.0 and a three-year revolving credit facility in the principal amount of $200.0. Based upon the Company's rating as of December 31, 2002, the effective rate under the $200.0 and $100.0 facilities was LIBOR plus 82.5 basis points and LIBOR plus 87.5 basis points, respectively.

On January 14, 2003, the Company entered into a new $150.0 364-day revolving credit facility with Credit Suisse First Boston, acting as Administrative Agent, and a group of financial institutions to replace the existing $100.0 364-day revolving credit facility, which had terminated. The $200.0 three-year revolving credit facility was amended on January 14, 2003 and expires on February 18, 2005. These credit facilities bear interest at varying rates based upon the Company's credit rating with Standard & Poor's Ratings Services.

The senior credit facilities are available for general corporate purposes, including working capital, capital expenditures, funding of share repurchases and other payments, and acquisitions. The agreements contain certain debt covenants which require that the Company maintain leverage and interest coverage ratios.

On July 24, 2002, in conjunction with the acquisition of Dynacare, the Company borrowed $150.0 under the Dynacare Bridge Loan Agreement, which had an original maturity date of July 23, 2003. On November 29, 2002, the Company repaid all outstanding balances under the Dynacare Bridge Loan and as a result, the loan was terminated.

On January 17, 2003, in conjunction with the acquisition of DIANON, the Company borrowed $350.0 under the DIANON Bridge Loan Agreement with Credit Suisse First Boston, acting as Administrative Agent. On January 31, 2003, the Company sold $350.0 aggregate principal amount of its 5½% Senior Notes due February 1, 2013. Proceeds from the issuance of these Notes ($345.1) together with cash on hand was used to repay the $350.0 principal amount of the Company's bridge loan facility, and as a result, the loan was terminated.

15 STOCK REPURCHASE PROGRAM

On October 22, 2002, the Company's Board of Directors authorized a stock repurchase program under which the Company may purchase up to an aggregate of $150.0 of its common stock from time-to-time. It is the Company's intention to fund future purchases of its common stock with cash flow from operations. There were no Company purchases of its common stock during 2002.

(Dollars in millions, except per share data)

16 STOCKHOLDER RIGHTS PLAN

The Company adopted a stockholder rights plan effective as of December 13, 2001 that provides that each common stockholder of record on December 21, 2001, received a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from the Company one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of four hundred dollars. These rights will become exercisable and will detach from the Company's common stock if any person becomes the beneficial owner of 15% or more of the Company's common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of the Company's common stock having a value of twice the initial purchase price. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

17 LOSS ON INTEREST RATE SWAP AGREEMENT

In the third quarter of 2001, in conjunction with the early retirement of its long-term debt, the Company terminated its interest rate swap agreement with a bank by making a settlement payment of $8.9 with a portion of the proceeds from the sale of zero coupon-subordinated notes. In accordance with the provisions of SFAS No. 133, as amended, this interest rate swap agreement had been designated as a cash flow hedge and carried on the balance sheet at fair value with a corresponding offset in accumulated other comprehensive loss.

18 MANDATORILY REDEEMABLE PREFERRED STOCK

On June 6, 2000, the Company called for redemption all of its outstanding Series A and Series B preferred stock at $52.83 per share, in accordance with the terms of the Preferred Stock Offering, by July 6, 2000. Substantially all of the holders of the Series A and Series B preferred stock elected to convert their shares into common stock. As of July 31, 2000, the Series A preferred stock was converted into 15,860,348 shares of common stock and the Series B preferred stock was converted into 26,483,152 shares of common stock.

19 INCOME TAXES

The sources of income before taxes, classified between domestic and foreign entities are as follows:

Pre-tax income:

	2002	2001	2000
Domestic	$440.6	$336.6	$211.5
Foreign	(8.3)	(4.3)	(3.9)
Total pre-tax income	$432.3	$332.3	$207.6

The provisions for income taxes in the accompanying consolidated statements of operations consist of the following:

Years Ended December 31,	2002	2001	2000
Current:			
Federal	$118.0	$122.8	$85.2
State	28.4	25.2	13.5
Foreign	2.4	–	–
	$148.8	$148.0	$98.7
Deferred:			
Federal	$ 26.0	$ (2.3)	$ (8.6)
State	4.7	3.9	5.4
Foreign	(1.8)	–	–
	28.9	1.6	(3.2)
	$177.7	$149.6	$95.5

The tax benefit associated with dispositions from stock plans reduced taxes currently payable by approximately $16.0, $14.4 and $19.0 in 2002, 2001 and 2000, respectively. Such benefits are recorded as additional paid-in-capital.

The effective tax rates on earnings before income taxes is reconciled to statutory federal income tax rates as follows:

Years Ended December 31,	2002	2001	2000
Statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	4.5	4.9	5.0
Non-deductible amortization of intangible assets	–	2.3	3.1
Change in valuation allowance	(0.4)	–	–
Other	2.0	2.8	2.9
Effective rate	41.1%	45.0%	46.0%

(Dollars in millions, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,	2002	2001
Deferred tax assets:		
Accounts receivable	36.2	25.9
Self-insurance reserves	18.8	20.4
Postretirement benefit obligation	17.0	15.8
Acquisition and restructuring reserves	17.5	9.8
Tax loss carryforwards	6.8	1.6
Employee benefits	26.0	8.2
Other	8.0	10.8
	130.3	92.5
Less valuation allowance	(2.8)	(4.5)
Net deferred tax assets	127.5	88.0
Deferred tax liabilities:		
Deferred earnings	(9.6)	–
Intangible assets	(88.5)	(64.0)
Property, plant and equipment	(34.9)	(29.4)
Zero coupon-subordinated notes	(18.1)	(4.1)
Other	(7.9)	(1.2)
Total gross deferred tax liabilities	(159.0)	(98.7)
Net deferred tax liabilities	$ (31.5)	$(10.7)

Based upon the realization of certain capital loss carryforwards, the Company reduced its valuation allowance applied against its deferred tax assets by approximately $1.7 during the second quarter of 2002. The current valuation allowance brings the Company's net deferred tax assets to a level where management believes it is more likely than not the tax benefits will be realized.

The Internal Revenue Service has concluded its examination of the Company's 2000, 1999 and 1998 income tax returns and has issued a report of its findings. While the Company will appeal certain issues of the examination, management believes adequate provisions have been recorded relating to the concluded examination.

The Company has state tax loss carryforwards of approximately $19.6 which expire 2003 through 2018. In addition, as a result of the Dynacare, Inc. acquisition, the Company has federal tax loss carryovers of approximately $15.6 expiring periodically through 2021.

The Company provided for taxes on undistributed earnings of foreign subsidiaries.

20 STOCK COMPENSATION PLANS

In May 2000, the shareholders approved the 2000 Stock Incentive Plan, authorizing 6.8 million shares for issuance under the plan plus the remaining shares available from the Amended and Restated 1999 Stock Incentive Plan and the 1994 Stock Option Plan (the "Prior Plans"). The effect was to increase to 11.68 million, the number of shares available under the 2000 Stock Incentive Plan and Prior Plans.

In May 2002, the shareholders approved an amendment to the 2000 Stock Incentive Plan authorizing an additional 8.0 million shares. The effect was to increase to an aggregate of 19.68 million shares for issuance under the 2000 Stock Incentive Plan.

On July 25, 2002, the Company converted approximately 553,958 unvested Dynacare stock options into 297,013 unvested Company options to acquire shares of the Company at terms comparable to those under the predecessor Dynacare plan. The Company is not expecting to make further grants from this plan.

During 2002, there were 2,463,808 options granted to officers and key employees of the Company which include 276,990 options assumed upon the acquisition of Dynacare. The exercise price for these options ranged from $11.02 to $48.02 per share. Also, during 2002, two grants of restricted stock, for an aggregate of 966,408 shares were awarded to senior management under the 2000 Stock Incentive Plan at market values on the dates of grant of $39.34 and $43.53. Restrictions limit the sale or transfer of these shares during four or six-year vesting periods when the restrictions lapse. Upon issuance of stock in 2002 under the 2000 Incentive Plan, unearned compensation of $40.9 was recorded as additional paid-in capital and an equivalent amount was charged to shareholders' equity as unearned restricted stock compensation.

The plan provides for accelerated vesting of outstanding restricted shares in percentages of 33.3%, 66.7% or 100%, if certain predefined two-year profitability targets are achieved as of December 31, 2003 or certain three-year profitability targets are achieved as of December 31, 2004. The unearned restricted stock compensation is being amortized to expense over the applicable vesting periods. For 2002, 2001 and 2000, total restricted stock compensation expense was $14.3, $7.5 and $4.0 respectively. Total restricted shares granted in 2001 and 2000 were 348,488 and 525,600, respectively. At December 31, 2002, there were 8,285,483 additional shares available for grant under the Company's stock option plans.

(Dollars in millions, except per share data)

The pro forma weighted average fair values at date of grant for options issued during 2002, 2001 and 2000 were $23.50, $19.72 and $11.18 respectively, and were estimated using the Black-Scholes option pricing model. Weighted average assumptions for the expected life in years, volatility and dividend yield were 7 years, .5, and 0% for each of the three years ended December 31, 2002. Interest rate assumptions were 3.0%, 4.3% and 5.0% for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has an employee stock purchase plan, begun in 1997 and amended in 1999, with 3,000,000 shares of common stock authorized for issuance. The plan permits substantially all employees to purchase a limited number of shares of Company stock at 85% of market value. The Company issues shares to participating employees semi annually in January and July of each year. A summary of shares issued is as follows:

	2000	2001	2002	2003
January	210,352	102,627	73,514	149,020
July	182,088	61,752	75,446	

Pro forma compensation expense is calculated for the fair value of the employee's purchase right using the Black-Scholes model. Assumptions include a weighted average life of approximately one-half year, dividend yield of 0%, risk free interest rates for each six month period as follows: 2002 – 1.8% and 1.8%; 2001 – 5.8% and 3.5% and 2000 – 5.5% and 6.1% and volatility rates for each of the following six month periods: 2002 – .2 and .8; 2001 – .4 and .3 and 2000 – .5 and .5.

The per share weighted average grant date fair value of the benefits under the employee stock purchase plan for the first and second six-month periods is as follows:

	2002	2001	2000
First six months	**$11.87**	$11.51	$2.55
Second six months	**$18.21**	$8.79	$5.21

The following table summarizes grants of non-qualified options made by the Company to officers and key employees under all plans. Stock options are generally granted at an exercise price equal to or greater than the fair market price per share on the date of grant. Also, for each grant, options vest ratably over a period of two to three years on the anniversaries of the grant date, subject to their earlier expiration or termination.

Changes in options outstanding under the plans for the periods indicated were as follows:

	Number of Options	Weighted-Average Exercise Price per Option
Outstanding at January 1, 2000 (2,176,768 exercisable)	4,002,329	$ 7.903
Options granted	1,658,996	$18.348
Forfeited	(141,449)	$11.945
Exercised	(2,389,124)	$ 6.369
Outstanding at December 31, 2000 (671,835 exercisable)	3,130,752	$14.426
Options granted	2,094,976	$33.069
Forfeited	(197,923)	$21.828
Exercised	(1,121,872)	$ 9.967
Outstanding at December 31, 2001 (729,504 exercisable)	3,905,933	$25.331
Options granted at market value	2,186,818	$42.524
Granted above market value	77,750	$28.910
Granted below market value	199,240	$18.626
Forfeited	(320,341)	$29.756
Exercised	(697,394)	$23.501
Outstanding at December 31, 2002	**5,352,006**	$32.722
Exercisable at December 31, 2002	**1,332,332**	$23.501

The weighted-average remaining life of options outstanding at December 31, 2002 is approximately 8.1 years.

(Dollars in millions, except per share data)

The following table summarizes information concerning currently outstanding and exercisable options.

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.84 – 17.69	930,376	6.65	$13.073	520,862	$11.942
$20.49 – 28.91	493,515	7.23	$26.686	268,317	$26.670
$32.50 – 37.90	1,825,997	7.93	$33.087	543,153	$33.018
$39.34 – 48.02	2,102,118	9.10	$42.517	–	$ 0.000
	5,352,006			1,332,332	

21 RELATED PARTY TRANSACTIONS

The Company purchases certain items, primarily laboratory testing supplies from various affiliates of Roche Holdings, Inc. ("Roche"). Total purchases from these affiliates, which are recorded in cost of sales, were $55.2, $62.3, and $42.7 in 2002, 2001 and 2000, respectively. In addition, the Company made royalty payments to Roche for diagnostic technology in the amounts of $4.7 in 2002, $4.4 in 2001 and $2.8 in 2000. Amounts owed to Roche and its affiliates at December 31, 2002 and 2001 were $3.3 and $4.6, respectively. Revenue received from Roche for laboratory services was $1.4 in 2002, $2.6 in 2001 and $1.3 in 2000. Amounts owed from Roche and its affiliates at December 31, 2002 and 2001 were $0.6 and $0.2, respectively. The Company believes that all of these transactions with Roche have been conducted on an arm's length basis.

On February 21, 2002, the Company filed a registration statement on Form S-3, relating to the sale by Roche Holdings, Inc. (Roche) of 7,000,000 shares of the Company's common stock, with a 700,000 share over-allotment option. At that time, Roche owned 10,705,074 shares of common stock (approximately 15.13% of the common stock outstanding). On March 12, 2002, Roche sold 7,000,000 shares of common stock and on March 18, 2002, an additional 700,000 shares of common stock were sold to cover over-allotments of shares leaving Roche with 3,005,074 shares of the Company's outstanding common stock, or approximately 4.22% at March 31, 2002.

Roche entered into a number of call option contracts with respect to the remaining 3,005,074 shares of the Company's common stock it owned at March 31, 2002, which were not covered by the registration statement. We have been informed that each of these call option contracts was exercised in full by July 2002, and as a result, Roche no longer owns any shares of the Company's common stock.

22 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in litigation purporting to be a nation-wide class action involving the alleged overbilling of patients who are covered by private insurance. The Company has reached a settlement with the class that will not exceed existing reserves or have a material adverse affect on the Company. On January 9, 2001, the Company was served with a complaint in North Carolina which purports to be a class action and makes claims similar to those referred to above. The claim has been stayed and the plaintiff's counsel has agreed to dismiss the case, with prejudice. The Company believes that the likelihood of an adverse result in the North Carolina case is remote. The Company is the appellant in a patent case originally filed in the United States District Court for the District of Colorado. The Company has disputed liability and contested the case vigorously. After a jury trial, the district court entered judgment against the Company for patent infringement. The Company has appealed the case to the United States Court of Appeals for the Federal Circuit. The Company has received a letter from its counsel dated February 7, 2003 stating "it remains our opinion that the amended judgment and order will be reversed on appeal."

The Company is also involved in various claims and legal actions arising in the ordinary course of business. These matters include, but are not limited to, intellectual property disputes, professional liability, employee related matters, and inquiries from governmental agencies, Medicare or Medicaid payors and managed care payors requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. In the opinion of management, based upon the advice of counsel and consideration of all facts available at this time, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

(Dollars in millions, except per share data)

The Company believes that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. There can be no assurance therefore that applicable statutes and regulations might not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

Under the Company's present insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred. At December 31, 2002 and 2001, the Company had provided letters of credit aggregating approximately $45.6 and $36.6, respectively, primarily in connection with certain insurance programs.

The Company leases various facilities and equipment under non-cancelable lease arrangements. Future minimum rental commitments for leases with noncancellable terms of one year or more at December 31, 2002 are as follows:

	Operating	Capital
2003	$ 52.8	$3.6
2004	40.1	2.6
2005	29.9	2.8
2006	21.2	2.9
2007	14.1	1.2
Thereafter	32.2	–
Total minimum lease payments	190.3	13.1
Less:		
Amounts included in restructuring accruals	–	3.3
Amount representing interest	–	3.1
Total minimum operating lease payments and present value of minimum capital lease payments	$190.3	$6.7
Current		$1.2
Non-current		5.5
		$6.7

Rental expense, which includes rent for real estate, equipment and automobiles under operating leases, amounted to $86.1, $74.8 and $71.3 for the years ended December 31, 2002, 2001 and 2000, respectively.

23 PENSION AND POSTRETIREMENT PLANS

The Company maintains a defined contribution pension plan for all eligible employees. Eligible employees are defined as individuals who are age 21 or older and have been employed by the Company for at least six consecutive months and completed 1,000 hours of service. Company contributions to the plan are based on a percentage of employee contributions. The cost of this plan was $8.5, $8.3 and $7.5 in 2002, 2001 and 2000, respectively.

In addition, substantially all employees of the Company are covered by a defined benefit retirement plan (the "Company Plan"). The benefits to be paid under the Company Plan are based on years of credited service and average final compensation. The Company's policy is to fund the Company Plan with at least the minimum amount required by applicable regulations.

The Company has a second defined benefit plan which covers its senior management group that provides for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation. This plan is an unfunded plan.

(Dollars in millions, except per share data)

The components of net periodic pension cost for both of the defined benefit plans are summarized as follows:

	Company Plans		
Years ended December 31,	2002	2001	2000
Components of net periodic benefit cost			
Service cost	$11.9	$11.2	$10.9
Interest cost	12.4	11.4	10.6
Expected return on plan assets	(13.7)	(13.5)	(12.3)
Net amortization and deferral	0.3	(1.5)	(1.5)
Net periodic pension cost	$10.9	$ 7.6	$ 7.4

	Company Plans	
December 31,	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of year	$173.7	$152.3
Service cost	11.9	11.2
Interest cost	12.4	11.4
Actuarial loss	13.2	9.0
Benefits paid	(11.7)	(10.2)
Benefit obligation at end of year	199.5	173.7
Change in plan assets		
Fair value of plan assets at beginning of year	151.1	151.1
Actual return on plan assets	(18.2)	–
Employer contributions	18.3	10.2
Benefits paid	(11.7)	(10.2)
Fair value of plan assets at end of year	139.5	151.1
Unfunded status, end of year	60.0	22.6
Unrecognized net actuarial loss	(76.3)	(33.7)
Unrecognized prior service cost	3.3	5.5
Additional minimum liability	56.6	15.4
Accrued pension liability	$ 43.6	$ 9.8

At December 31, 2002, the additional minimum liability of the Company's Cash Balance Retirement Plan exceeded the unrecognized prior service cost by $56.6. This amount has been recorded as an increase to accumulated other comprehensive loss.

Assumptions used in the accounting for the defined benefit plans were as follows:

	Company Plans	
	2002	2001
Weighted-average discount rate	6.75%	7.25%
Weighted-average rate of increase in future compensation levels	4.0%	4.0%
Weighted-average expected long-term rate of return	9.0%	9.0%

The Company assumed obligations under a subsidiary's postretirement medical plan. Coverage under this plan is restricted to a limited number of existing employees of the subsidiary. This plan is unfunded and the Company's policy is to fund benefits as claims are incurred. The components of postretirement benefit expense are as follows:

Years ended December 31,	2002	2001	2000
Service cost	$0.9	$1.0	$0.8
Interest cost	3.3	3.4	2.5
Net amortization and deferral	(1.1)	(1.1)	(0.6)
Actuarial loss	0.4	0.7	–
Postretirement benefit costs	$3.5	$4.0	$2.7

A summary of the components of the accumulated postretirement benefit obligation follows:

December 31,	2002	2001
Retirees	$17.2	$13.1
Fully eligible active plan participants	15.5	12.5
Other active plan participants	24.8	20.0
	$57.5	$45.6

December 31,	2002	2001
Reconciliation of the funded status of the postretirement benefit plan and accrued liability		
Accumulated postretirement benefit obligation, beginning of year	$45.6	$43.1
Changes in benefit obligation due to:		
Service cost	0.9	1.0
Interest cost	3.3	3.4
Plan participants contributions	0.3	0.2
Actuarial (gain) loss	8.5	(1.1)
Benefits paid	(1.1)	(1.0)
Accumulated post retirement benefit obligation, end of year	57.5	45.6
Unrecognized net actuarial loss	(18.5)	(10.4)
Unrecognized prior service cost	3.9	5.0
Accrued postretirement benefit obligation	$42.9	$40.2

(Dollars in millions, except per share data)

The weighted-average discount rates used in the calculation of the accumulated postretirement benefit obligation was 6.8% and 7.3% as of December 31, 2002 and 2001, respectively. The health care cost trend rate-medical was assumed to be 7.0% and 7.5% as of December 31, 2002 and 2001, respectively, and the trend rate-prescription was assumed to be 10.6% and 12.0% as of December 31, 2002 and 2001, respectively, declining gradually to 5.0% in the year 2011. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by a percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2002 by $9.8. The impact of a percentage point change on the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost results in an increase of $0.7 or decrease of $0.6.

24 QUARTERLY DATA (UNAUDITED)

The following is a summary of unaudited quarterly data:

Year ended December 31, 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$590.0	$612.4	$655.2	$650.1	$2,507.7
Gross profit	258.4	276.3	273.3	253.9	1,061.8
Net earnings	65.8	78.5	57.3	53.0	254.6
Basic earnings per common share	0.47	0.56	0.40	0.36	1.78
Diluted earnings per common share	0.46	0.55	0.39	0.36	1.77

Year ended December 31, 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$525.4	$549.7	$560.9	$563.8	$2,199.8
Gross profit	221.6	240.9	238.0	225.1	925.6
Net earnings	43.5	52.1	43.1	40.8	179.5
Basic earnings per common share	0.31	0.38	0.31	0.30	1.29
Diluted earnings per common share	0.31	0.37	0.31	0.29	1.27

(Dollars in millions, except per share data)

25 NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not believe it has any unconsolidated variable interest entities, but has not fully completed its evaluation.

In December 2002, Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123," was issued. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosure in interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not intend to adopt a fair-value based method of accounting for stock-based employee compensation and does not believe that SFAS No. 148 will have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 changes current practice in accounting for and disclosure of guarantees and will require certain guarantees to be recorded as liabilities at fair value on the balance sheet. Current practice requires that liabilities related to guarantees be recorded only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, "Accounting for Contingencies." Interpretation No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of Interpretation No. 45 are effective immediately. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not have any guarantees that would require current disclosure or further recognition under Interpretation No. 45.

In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This Statement addresses the recognition, measurement, and reporting of costs associated with exit or disposal activities, and supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The principal difference between SFAS No. 146 and EITF 94-3 relates to the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity, including those related to employee termination benefits and obligations under operating leases and other contracts, be recognized when the liability is incurred, and not necessarily the date of an entity's commitment to an exit plan, as under EITF 94-3. SFAS No. 146 also establishes that the initial measurement of a liability recognized under SFAS No. 146 be based on fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company will adopt this statement January 1, 2003 and it will not affect our financial position or results of operations.

(dollars in millions, except per share data)

In May 2002, SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002" was issued. This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate any inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The Company will adopt this statement January 1, 2003 and it will result in the reclassification of the 2001 extraordinary loss.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated legal obligations of such asset retirement costs. This Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect that implementation of this standard will have a significant financial impact.

To the Board of Directors and Shareholders
of Laboratory Corporation of America Holdings

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Laboratory Corporation of America Holdings and its subsidiaries (the Company) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which changed the method of accounting for goodwill and other intangible assets effective January 1, 2002.

PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 14, 2003

BOARD OF DIRECTORS

Thomas P. Mac Mahon
Chairman of the Board, President and Chief Executive Officer
Committees: Ethics and Quality Assurance, Nominating

Jean-Luc Bélingard
Director
Chief Executive Officer of Beaufour Ipsen,
a diversified French healthcare holding company
Committees: Employee Benefits

Wendy E. Lane
Director
Chairman of Lane Holdings, Inc.,
an investment firm
Committees: Audit, Employee Benefits, Nominating

Robert E. Mittelstaedt, Jr.
Director
Vice Dean, Executive Education of The Wharton School
of the University of Pennsylvania
Committees: Audit, Employee Benefits

James B. Powell, M.D.
Director
Former President and Chief Executive Officer of TriPath Imaging, Inc.,
a developer of analytical systems for cytology and pathology
Committees: Ethics and Quality Assurance

Andrew G. Wallace, M.D.
Director
Former Dean of Dartmouth Medical School
Committees: Ethics and Quality Assurance, Nominating

David B. Skinner, M.D.*
Director
President Emeritus of the New York Presbyterian Hospital
and the New York Presbyterian Healthcare System
Committees: Audit, Ethics and Quality Assurance

It is with profound sorrow that we mourn the passing of our colleague, friend and inspiration, Dr. David B. Skinner. At age 67, Dr. Skinner served as a member of our Board of Directors for more than 7 years. His life, and career as a physician, have positively influenced the lives of many other people, and we at LabCorp are proud to have been among those touched by his presence.

As President Emeritus of the New York Presbyterian Hospital and the New York Presbyterian Healthcare System, Dr. Skinner's unwavering commitment to improving healthcare endured throughout his life. During his career as a surgeon, teacher and administrator, Dr. Skinner's unceasing passion for helping others made an indelible mark on everyone who had the good fortune to know him. His presence, vision and contribution to this organization will be sorely missed.

Thomas P. Mac Mahon
Chairman and Chief Executive Officer,
Laboratory Corporation of America® Holdings

EXECUTIVE OFFICERS

Thomas P. Mac Mahon
President and Chief Executive Officer

Wesley R. Elingburg
Executive Vice President, Chief Financial Officer
and Treasurer

Myla P. Lai-Goldman, M.D.
Executive Vice President,
Chief Scientific Officer and Medical Director

Richard L. Novak
Executive Vice President and
Chief Operating Officer

Bradford T. Smith
Executive Vice President and Secretary

Stevan R. Stark
Executive Vice President,
Sales and Marketing

CORPORATE HEADQUARTERS

358 South Main Street
Burlington, NC 27215
336-584-5171

INFORMATION SOURCES

Information about LabCorp is available from the following Company sources:

Investor Relations/Media Contacts
Pamela J. Sherry
Senior Vice President, Investor Relations/ Corporate Communications
336-436-4855

Center for Molecular Biology and Pathology
800-533-0567

Center for Occupational Testing
800-833-3984

Center for Esoteric Testing:
Reference Testing
800-334-5161
Paternity/Identity
800-742-3944
LabCorp Drug Development Laboratory Services
888-244-4102

Web Site:
www.labcorp.com

SHAREHOLDER DIRECT SERVICE

800-LAB-0401 (800-522-0401)

Call this number 24 hours a day and learn the most current earnings information and hear the most recent news releases and a corporate profile, speak with a shareholder services representative, or ask to receive a variety of printed information by fax or mail. This same information is available from our Web Site: www.labcorp.com.

TRANSFER AGENT

American Stock Transfer & Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
800-937-5449
www.amstock.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Bank of America Corporate Center
214 North Tryon Street, Suite 3600
Charlotte, NC 28202

ANNUAL MEETING

The annual meeting of shareholders will be held at 9:00 a.m. on May 14, 2003 at The Paramount Theater, 128 East Front Street, Burlington, NC 27215.

FORM 10-K

Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders by writing to:

Pamela J. Sherry
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

SAFE HARBOR

Forward-looking statements in this annual report are subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2002 and subsequent filings.

COMMON STOCK

LabCorp common stock trades on the New York Stock Exchange ("NYSE") under the symbol, LH. The high and low prices of the stock for each quarter during 2002 and 2001, are listed below. During 2002, LabCorp's shareholders approved a 2-for-1 stock split. The reported sales prices reflect such stock split. On February 28, 2003, there were 481 holders of record of common stock. There were no common stock dividends during any of the periods presented below.

2002	High	Low
First Quarter	49.120	38.150
Second Quarter	52.375	43.300
Third Quarter	45.210	26.000
Fourth Quarter	34.050	18.510

2001	High	Low
First Quarter	43.750	24.875
Second Quarter	41.250	28.225
Third Quarter	45.675	33.420
Fourth Quarter	45.000	36.500

Designed and produced by Corporate Reports Inc./Atlanta
Portions of this Annual Report are printed on recycled paper.

The need to know.


LabCorp
Laboratory Corporation of America

358 South Main Street
Burlington, NC 27215
336-584-5171
www.labcorp.com